Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Interim Financial Statements (Unaudited) March 31, 2012 (With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated statement of financial position as of March 31, 2012, the consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2012 and 2011 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

The statement of financial position of the Group as of December 31, 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 20, 2012, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2011, presented for comparative purposes, is not different from that audited by us in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 29, 2012

This report is effective as of May 29, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2012 and December 31, 2011

(Unaudited)

(In millions of won)	Note	2012		2011

Assets
Cash and due from banks	4,8	(Won)	17,975,099	14,730,932
Trading assets	4,9,20		12,410,123	11,954,266
Financial assets designated at fair value through profit or loss	4,10,20		2,379,510	1,800,846
Derivative assets	4,11		1,980,367	2,395,270
Loans	4,12,20		192,170,393	192,572,571
Available-for-sale financial assets	4,13,20		35,776,385	34,105,747
Held-to-maturity financial assets	4,13,20		11,721,486	11,894,664
Property and equipment	14,20		3,015,448	2,993,860
Intangible assets	15		4,249,268	4,203,460
Investments in associates	16		255,486	248,848
Current tax assets			8,825	9,022
Deferred tax assets	40		16,292	29,202
Investment properties	17		254,180	275,123
Other assets	4,18		13,501,558	10,887,878
Assets held for sale			204,609	15,792

Total assets		(Won)	295,919,029	288,117,481

Liabilities
Deposits	4,21	(Won)	168,248,372	163,015,732
Trading liabilities	22		956,408	704,418
Financial liabilities designated at fair value through profit or loss	4,23		3,915,993	3,298,409
Derivative liabilities	4,11		1,675,858	2,047,882
Borrowings	4,24		20,127,721	20,033,246
Debt securities issued	4,25		40,539,766	39,736,958
Liability for defined benefit obligations	26		277,012	274,661
Provisions	27		858,034	869,592
Current tax liabilities			729,622	568,074
Deferred tax liabilities	40		211	282
Liabilities under insurance contracts	28		11,423,092	10,867,254
Other liabilities	4,29		19,898,501	19,842,168
Liabilities held for sale			153,836	—

Total liabilities			268,804,426	261,258,676

Equity	30
Capital stock			2,645,053	2,645,053
Other equity instrument			238,582	238,582
Capital surplus			9,886,849	9,886,849
Capital adjustments			(392,844)	(392,654)
Accumulated other comprehensive income			1,247,792	1,188,948
Retained earnings			11,023,038	10,829,723

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			24,648,470	24,396,501
Non-controlling interests	30		2,466,133	2,462,304

Total equity			27,114,603	26,858,805

Total liabilities and equity		(Won)	295,919,029	288,117,481

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)	Note	2012		2011

Interest income		(Won)	3,527,604	3,243,817
Interest expense			(1,764,563)	(1,529,763)

Net interest income	31		1,763,041	1,714,054

Fees and commission income			875,594	855,984
Fees and commission expense			(472,477)	(411,028)

Net fees and commission income	32		403,117	444,956

Net insurance loss	28		(41,635)	(30,827)
Dividend income	33		80,616	123,798
Net trading income (loss)	34		262,242	(79,923)
Net foreign currency transaction gain			47,915	228,701
Net loss on financial instruments designated at fair value through profit or loss	35		(206,914)	(38,211)
Net gain on sales of available-for-sale financial assets	13		184,845	162,482
Impairment loss on financial assets	36		(301,873)	(231,999)
General and administrative expenses	37		(977,487)	(903,928)
Net other operating expenses	39		(76,613)	(131,876)

Operating income			1,137,254	1,257,227

Equity in income of associates	16		9,279	12,824

Income before income taxes			1,146,533	1,270,051

Income tax expense	40		(277,770)	(301,692)

Net income for the period			868,763	968,359

Other comprehensive income (loss) for the period, net of income tax
Foreign currency translation adjustments for foreign operations			(13,946)	(39,469)
Valuation gains on available-for-sale financial assets			61,907	62,505
Equity in other comprehensive income of associates			313	(50)
Net gain on cash flow hedges			10,877	14,667
Other comprehensive loss of separate account			(655)	(517)

	30		58,496	37,136

Total comprehensive income for the period		(Won)	927,259	1,005,495

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (continued)

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won, except earning per share)	Note	2012		2011

Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	41	(Won)	826,265	924,320
Non-controlling interest			42,498	44,039

		(Won)	868,763	968,359

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		(Won)	885,109	961,909
Non-controlling interest			42,150	43,586

		(Won)	927,259	1,005,495

Earnings per share:	30,41
Basic earnings per share in won		(Won)	1,671	1,829

Diluted earnings per share in won		(Won)	1,671	1,788

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Non-controlling interest	Total

Balance at January 1, 2011	(Won)	2,589,553	—	8,834,971	(390,853)	1,629,495	12,071,221	2,460,838	27,195,225

Net income for the period		—	—	—	—	—	924,320	44,039	968,359
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(39,387)	—	(82)	(39,469)
Valuation gains on available-for-sale financial assets		—	—	—	—	62,876	—	(371)	62,505
Equity in other comprehensive income of associates		—	—	—	—	(50)	—	—	(50)
Net gain on cash flow hedges		—	—	—	—	14,667	—	—	14,667
Other comprehensive loss of separate account		—	—	—	—	(517)	—	—	(517)

		—	—	—	—	37,589	—	(453)	37,136

Total comprehensive income for the period		—	—	—	—	37,589	924,320	43,586	1,005,495

Transactions with owners, etc
Dividends		—	—	—	—	—	(586,236)	—	(586,236)
Change in other non-controlling interests		—	—	—	—	—	—	(40,135)	(40,135)

		—	—	—	—	—	(586,236)	(40,135)	(626,371)

Balance at March 31, 2011	(Won)	2,589,553	—	8,834,971	(390,853)	1,667,084	12,409,305	2,464,289	27,574,349

Balance at January 1, 2012	(Won)	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	2,462,304	26,858,805

Net income for the period		—	—	—	—	—	826,265	42,498	868,763
Other comprehensive loss, net of income tax
Foreign currency translation adjustment		—	—	—	—	(13,912)	—	(34)	(13,946)
Valuation gains on available-for-sale financial assets		—	—	—	—	62,221	—	(314)	61,907
Equity in other comprehensive income of associates		—	—	—	—	313	—	—	313
Net gain on cash flow hedges		—	—	—	—	10,877	—	—	10,877
Other comprehensive loss of separate account		—	—	—	—	(655)	—	—	(655)

		—	—	—	—	58,844	—	(348)	58,496

Total comprehensive income for the period		—	—	—	—	58,444	826,265	42,150	927,259

Transactions with owners, etc.
Dividends		—	—	—	—	—	(629,508)	—	(629,508)
Dividend to hybrid bond		—	—	—	—	—	(3,442)	—	(3,442)
Change in other capital adjustments		—	—	—	(190)	—	—	—	(190)
Change in other non-controlling interests		—	—	—	—	—	—	(38,321)	(38,321)

		—	—	—	(190)	—	(632,950)	(38,321)	(671,461)

Balance at March 31, 2012	(Won)	2,645,053	238,582	9,886,849	(392,844)	1,247,792	11,023,038	2,466,133	27,144,603

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)	Note	2012		2011

Cash flows from operating activities
Income before income taxes		(Won)	1,146,533	1,270,051
Adjustments for:
Net interest income	31		(1,763,041)	(1,714,054)
Dividend income	33		(80,616)	(123,798)
Net fees and commission expense			94,675	32,070
Insurance expense	28		678,385	636,588
Net trading loss (income)	34		(258,229)	46,646
Net foreign currency transaction loss (gain)			(39,543)	6,381
Net loss on financial assets designated at fair value through profit or loss			169,641	38,774
Net gains on disposal of available-for-sale financial assets	13		(184,845)	(162,482)
Provision for allowance	12		265,179	220,821
Impairment loss on other financial assets			36,694	11,178
Salaries expense	26,38		48,631	10,987
Depreciation and amortization	37		70,846	70,609
Other operating income			(273,030)	(78,821)
Equity in income of associates	16		(9,279)	(12,824)

			(1,244,532)	(1,017,925)

Changes in assets and liabilities:
Due from banks			(2,540,424)	(3,200,853)
Trading assets			106,601	(420,475)
Financial instruments designated at fair value through profit or loss			(1,487)	(121,334)
Derivative assets			83,500	54,859
Loans			286,845	(2,914,123)
Other assets			770,330	(2,932,431)
Deposits			4,089,870	5,511,464
Liability for defined benefit obligations	26		(32,027)	1,485
Provision			(14,214)	(634)
Other liabilities			(782,532)	4,868,807

			1,966,462	846,765

Income taxes paid			(106,228)	(270,992)
Interest received			3,325,564	3,154,621
Interest paid			(1,923,283)	(1,740,109)
Dividends received			80,268	95,287

Net cash provided by operating activities		(Won)	3,244,784	2,337,698

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (continued)

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)	Note	2012		2011

Cash flows from investing activities
Proceeds from dispositions (acquisitions) of financial assets designated at fair value through profit or loss		(Won)	(129,233)	172,572
Proceeds from dispositions of available-for-sale financial assets			9,207,211	11,636,869
Acquisitions of available-for-sale financial assets			(10,587,488)	(13,732,689)
Proceeds from dispositions of held-to-maturity financial assets			936,297	290,626
Acquisitions of held-to-maturity financial assets			(786,541)	(369,673)
Proceeds from dispositions of property and equipment	14,39		581	11,336
Acquisitions of property and equipment	14		(53,891)	(47,794)
Proceeds from dispositions of intangible assets	15		750	585
Acquisitions of intangible assets	15		(71,416)	(77,728)
Proceeds from dispositions of investments in associates			42,353	1,429
Acquisitions of investments in associates			(8,860)	(9,970)
Proceeds from dispositions of investment property	17,39		—	10
Acquisitions of investment property	17		—	(3,850)
Proceeds from dispositions of assets held for sale			99	1,968
Increase in other assets			(2,020,724)	(83,909)

Net cash used in investing activities			(3,470,862)	(2,210,218)

Cash flows from financing activities
Proceeds from borrowings			4,568,231	5,590,915
Repayments of borrowings			(4,434,402)	(3,889,524)
Proceeds from debt securities issued			2,687,215	2,167,210
Repayments of debt securities			(1,807,732)	(2,741,131)
Dividends paid			(39,514)	(36,436)
Cash inflows from cash flow hedges			—	53,331
Decrease in non-controlling interest			(50,194)	(40,135)

Net cash provided by financing activities			923,604	1,104,230

Effect of exchange rate fluctuations on cash and cash equivalents held			(19,594)	(161,581)

Increase in cash and cash equivalents			677,932	1,070,129

Cash and cash equivalent at beginning of period	43		3,969,342	4,833,145

Cash and cash equivalent at end of period	43	(Won)	4,647,274	5,903,274

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving the exchange of Shinhan Financial Group’s common stock with the former stockholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas AMC. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2012 and December 31, 2011 are as follows:

Investor	Investee (*)	Location	Reporting date	Ownership (%)
				2012	2011
Shinhan Financial Group	Shinhan Bank	Korea	December 31	100	100
”	Shinhan Card Co., Ltd.	”	”	100	100
”	Shinhan Investment Corp.	”	March 31	100	100
”	Shinhan Life Insurance Co., Ltd	”	”	100	100
”	Shinhan Capital Co., Ltd.	”	December 31	100	100
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100	100
”	Shinhan Private Equity Investment management	”	March 31	100	100
	Shinhan BNP Paribas AMC		”	65	65
”	SHC Management Co., Ltd.	”	December 31	100	100
”	Shinhan Data system	”	”	100	100
”	Shinhan Savings Bank	”	June 30	100	100
Shinhan Bank	Shinhan Asia Limited	Hong Kong	December 31	99.9	99.9
”	Shinhan Bank America	USA	”	100	100
”	Shinhan Europe GmbH	Germany	”	100	100
”	Shinhan Khmer Bank	Cambodia	”	90	90
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100	100
”	Shinhan Canada Bank	Canada	”	100	100
”	Shinhan China Limited	China	”	100	100
”	Shinhan Aitas Co., Ltd.	Korea	”	99.8	99.8
”	SBJ Bank	Japan	March 31	100	100
”	Shinhan Bank Vietnam	Vietnam	December 31	100	100

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

1.	Reporting entity (continued)

Investor	Investee	Location	Reporting date	Ownership (%)
				2012	2011
Shinhan Investment Corp.	Shinhan Investment Corp. Europe Ltd.	UK	March 31	100	100
”	Shinhan Investment Corp. America Inc.	USA	December 31	100	100
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100	100
Shinhan Private Equity Investment management	Symphony Energy Co., Ltd.	Korea	”	77.6	77.6
”	HKC&T Co., Ltd.	”	”	100	100
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	”	100	100

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

2.	Basis of preparation

(a)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations. These consolidated interim financial statements were prepared in accordance with K-IFRS (No. 1034 Interim Financial Reporting) as part of the period covered by the Group’s K-IFRS annual financial statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(c)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which are the controlling company’s functional currency and the currency of the primary economic environment in which the Group operates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2011.

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated interim financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated interim financial statements.

(a)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group has reportable segments which consist of banking, credit card, securities, life insurance, others, as described in note 7.

(b)	Basis of consolidation

i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of the other entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

ii)	Special purpose entities

The Group has established a number of special purpose entities (SPEs) for trading and investment purposes. The Group does not have any direct or indirect shareholdings in these entities. An SPE is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards, the Group concludes that it controls the SPE.

iii)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv)	Non-controlling interest

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c)	Business combination

i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No. 1012 Income Taxes

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 Employee Benefits

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured in accordance with special provisions

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No. 1102 Share-based Payment

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No. 1105 Non-current Assets Held for Sale

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employees that is included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032 Financial Instruments: Presentation and K-IFRS No.1039 Financial Instruments: Recognition and Measurement.

ii)	Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

As part of its transition to K-IFRS, the Group elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with K-IFRS. In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP, K-GAAP.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

(d)	Associates and jointly controlled entities

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or excess 15% if another entity was classified as subsidiary by the Banking act.

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement, and require unanimous consent for strategic financial and operating decisions.

The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate uses accounting policies different from those of the Company for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Group in management of its short-term commitments. Generally equity investments are excluded from cash and cash equivalents. However, redeemable preference shares, for which the period from the acquisition to redemption is short, are classified as cash and cash equivalents.

(f)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i)	Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

ii)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v)	Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(g)	Derivative financial instruments including hedge accounting

Derivative financial instruments are classified as either trading or hedging if they qualify for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iv)	Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

i)	Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of the probability of realization of such collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

In assessing collective impairment , the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the year.

ii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii)	Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

(i)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

(j)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

i)	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

ii)	Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(k)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

(l)	Leased assets

i)	Classification of a lease

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the lessee assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

ii)	Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii)	Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

(m)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 Impairment of Assets.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

(n)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

(o)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(p)	Foreign currency

i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii)	Hedge of net investment in foreign operations

The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operations and the parent entity’s functional currency (Korean won), regardless of whether the net investment is held directly or through an intermediate parent.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective, and are presented within equity in the translation reserve. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

(q)	Equity

i)	Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

ii)	Other equity instrument

The Group classifies any financial instrument issued, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. A hybrid bond where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation is classified as an equity instrument and presented in equity.

iii)	Capital adjustments

Changes in ownership interests in a subsidiary that do not result in a loss of control, such as the subsequent purchase or sale by a parent of a subsidiary’s equity instruments, are accounted for as equity transactions in capital adjustments.

(r)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

iv)	Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the Group recognizes the past service cost immediately.

v)	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

(s)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

Share-based payment arrangements in which the Group receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Group.

(t)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

(u)	Financial guarantee contract

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and are amortized over the life of the contract. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No. 1018. Revenue

(v)	Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS 1039, Financial Instruments, Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”). If the contract has a DPF, the contract is subject to K-IFRS 1104, Insurance Contracts.

i)	Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

Premium reserve

Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

Guarantee reserve

At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of claims for the amount equals to the average amount of net losses of the worst 30% cases forecasted by scenarios or the standard reserve amount by insurance type and the lowest insured amount, whichever is greater.

Unearned premium reserve

Unearned premium reserve refers to premium for subsequent years but collected before the reporting date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

Reserve for outstanding claims

Reserve for outstanding claims is an estimate of losses for insured events that have occurred prior to the reporting date but the corresponding actual claims have not yet been settled or determined.

Reserve for participating policyholders’ dividends

Reserve for participating policyholder’s dividends are recorded to account for the difference in actual investment yields, mortality rates or morbidity rates and operating expense rates from the initial rates in each policy payable to participating policyholders. In addition, it includes a reserve for long-term maintenance dividends to discourage cancellations.

ii)	Policyholders’ equity adjustment

At year end, unrealized holding gains and losses on available-for-sale securities are allocated to policyholders’ equity adjustment by the ratio of the average policy reserve of the participating and non-participating contracts or the ratio of the investment source at the new acquisition year based on the date of acquisition.

iii)	Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by the Group in order to ensure the adequacy of the contract liabilities, net of related deferred acquisition costs and deferred policyholders’ participation liability or asset

iv)	Reinsurance contracts

Transactions relating to reinsurance assumed and ceded are accounted for in the consolidated statements of financial position and comprehensive income in a similar way to direct business transactions provided that these contracts meet the insurance contracts classification requirements and in agreement with contractual clauses.

v)	Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract year, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

(w)	Financial income and expense

i)	Interest

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

Once an impairment loss has been recognized on a loan, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized at the rate of interest that was used to discount estimated future cash flows for the purpose of measuring the impairment loss.

ii)	Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognized as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii)	Dividends

Dividend income is recognized when the right to receive income is established.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

iv)	Customer loyalty program

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The amount allocated to the points is estimated by reference to the fair value of the monetary and non-monetary benefits for which they could be redeemed, since the fair value of the points themselves is not directly observable. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as accrued income and revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

(x)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

3.	Significant accounting policies (continued)

(y)	Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except Guaranteed Fixed Rate Money Trusts controlled by the Group, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards. Funds transferred between Group account and trust accounts are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(z)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(aa)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2012, and the Group has not early adopted them.

i)	Amendments to IAS 19 Employee Benefits

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Group’s annual periods beginning on or after January 1, 2013. Management believes the impacts of the amendments on the Group’s consolidated financial statements will be significant.

ii)	IFRS 13 Fair Value Measurement

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Group’s annual periods beginning on or after January 1, 2013. Management believes the impacts of the amendments on the Group’s consolidated financial statements will not be significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management principles

The Group risk management is guided by the following core principles:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.

ii)	Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the controlling company’s board of directors, sets the basic risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

4.	Financial risk management (continued)

In order to maintain the risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the controlling company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the controlling company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s risk management guidelines and strategy in order to maintain consistency in the risk policies and strategies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

4.	Financial risk management (continued)

iii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s businesses do not exceed prescribed limits.

•

Risk monitoring – The Group are currently installing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promote reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs a crisis detection and response system which is applied consistently, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

4.	Financial risk management (continued)

(b)	Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

Credit Risk Management of Shinhan Bank

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Credit Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Credit Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business unit and the head of the Credit Risk Team. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Credit Policy Committee.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s biographic details, past dealings with Shinhan Bank and external credit rating information, among others. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for loan losses. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel II requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

4.	Financial risk management (continued)

Loans are generally approved after evaluations and approvals by the relationship manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee. If the loan is considered significant or the amount exceeds the discretion limit of the Master Credit Officer Committee, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval.

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require close monitoring and (iii) normal borrowers, and treats them differentially accordingly.

In order to maintain portfolio-level credit risk at an appropriate level, Shinhan Bank manages its loans using value-at-risk (“VaR”) limits for the entire bank as well as for each of its business units. In order to prevent concentration of risk in a particular borrower or borrower class, Shinhan Bank also manages credit risk by borrower, industry, country and other detailed categories.

Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises of the heads of each business unit, supporting unit and relevant department at Shinhan Card. In order to separate credit policy decision-making from credit evaluation functions, Shinhan Card also has a Risk Management Committee, which evaluates applications for corporate loans exceeding a certain amount and other loans deemed important. Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the application scoring system and the behavior scoring system. The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. For credit card applicants with whom the Group has an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants.

If a credit score awarded to an applicant is above a minimum threshold, the application is approved unless overridden based on other considerations such as delinquencies with other credit card companies.

Shinhan Card continually monitors all accountholders and accounts using a behavior scoring system. The behavior scoring system predicts a cardholder’s payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data. The behavior score is recalculated each month and is used to manage the accounts and approval of additional loans and other products to the cardholder. Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of March 31, 2012 and December 31, 2011 was as follows:

	2012		2011

Due from banks and loans (*1)(*6)	(Won)	207,876,236	205,171,862
Banks		11,475,964	10,213,726
Retail		76,651,116	77,111,426
Government		11,679,492	9,199,551
Corporate		91,740,326	91,490,418
Card receivable		16,329,338	17,156,741
Trading assets		10,259,930	9,966,220
Financial assets designated at FVTPL (*3)		998,834	748,356
AFS financial assets (*4)		30,712,246	29,110,542
HTM financial assets (*5)		11,721,486	11,894,664
Derivative assets		1,980,367	2,395,270
Other financial assets (*1),(*2)		9,913,399	7,520,769
Financial guarantee contracts		2,965,427	2,766,331
Loan commitments and other liabilities for credit		69,917,840	67,130,382

	(Won)	346,345,765	336,704,396

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	Comprise of account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	FVTPL : fair value through profit or loss
(*4)	AFS : available-for-sale
(*5)	HTM : held-to-maturity
(*6)	Due from banks and loans were classified as similar credit risk group in calculating equity capital ratio under New Basel Capital Accord (Basel II)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Due from banks and loans by past due or impairment

Due from banks and loans as of March 31, 2012 and December 31, 2011 were as follows:

	2012
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	(Won)	11,531,045	75,787,675	11,680,991	90,820,224	15,952,418	205,772,353
Past due but not impaired		—	812,799	68	518,974	582,749	1,914,590
Impaired		—	387,316	—	2,084,429	496,931	2,968,676

		11,531,045	76,987,790	11,681,059	93,423,627	17,032,098	210,655,619
Less: allowance		(55,081)	(336,674)	(1,567)	(1,683,301)	(702,760)	(2,779,383)

	(Won)	11,475,964	76,651,116	11,679,492	91,740,326	16,329,338	207,876,236

	2011
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	(Won)	10,255,903	76,603,830	9,201,687	91,023,364	16,779,871	203,864,655
Past due but not impaired		—	520,407	—	332,535	606,942	1,459,884
Impaired		—	288,064	—	1,723,100	445,448	2,456,612

		10,255,903	77,412,301	9,201,687	93,078,999	17,832,261	207,781,151
Less: allowance		(42,177)	(300,875)	(2,136)	(1,588,581)	(675,520)	(2,609,289)

	(Won)	10,213,726	77,111,426	9,199,551	91,490,418	17,156,741	205,171,862

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Credit quality of due from banks and loans, net of allowance, that are neither past due nor impaired as of March 31, 2012 and December 31, 2011 were as follows:

	2012
	Banks		Retail	Government	Corporate	Card	Total
Grade 1 (*1)	(Won)	11,481,283	72,964,321	11,680,334	53,745,156	14,227,205	164,098,299
Grade 2 (*1)		49,762	2,823,354	657	37,075,068	1,725,213	41,674,054

		11,531,045	75,787,675	11,680,991	90,820,224	15,952,418	205,772,353
Less: allowance		(55,081)	(138,120)	(1,566)	(942,998)	(314,302)	(1,452,067)

	(Won)	11,475,964	75,649,555	11,679,425	89,877,226	15,638,116	204,320,286

Mitigation of credit risk due to collateral (*2)	(Won)	253,052	53,243,651	—	41,441,344	5,972	94,944,019

	2011
	Banks		Retail	Government	Corporate	Card	Total
Grade 1 (*1)	(Won)	10,198,810	73,908,262	9,201,687	53,299,436	14,916,233	161,524,428
Grade 2 (*1)		57,093	2,695,568	—	37,723,928	1,863,638	42,340,227

		10,255,903	76,603,830	9,201,687	91,023,364	16,779,871	203,864,655
Less: allowance		(42,177)	(139,618)	(2,136)	(922,728)	(329,064)	(1,435,723)

	(Won)	10,213,726	76,464,212	9,199,551	90,100,636	16,450,807	202,428,932

Mitigation of credit risk due to collateral (*2)	(Won)	5,610	52,895,049	58	41,212,129	5,990	94,118,836

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating. Banks and government were classified as Grade 1 regardless of credit rating.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Aging analyses of due from banks and loans, net of allowance, that are past due but not impaired as of March 31, 2012 and December 31, 2011 were as follows:

	2012
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	(Won)	—	581,791	68	373,632	478,067	1,433,558
31~60 days		—	178,867	—	72,714	64,439	316,020
61~90 days		—	50,614	—	61,792	40,243	152,649
More than 90 days		—	1,527	—	10,836	—	12,363

		—	812,799	68	518,974	582,749	1,914,590
Less : allowance		—	(27,166)	(1)	(32,571)	(87,862)	(147,600)

	(Won)	—	785,633	67	486,403	494,887	1,766,990

Mitigation of credit risk due to collateral (*)	(Won)	—	443,652	—	273,253	17	716,922

	2011
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	(Won)	—	416,178	—	193,612	499,261	1,109,051
31~60 days		—	53,033	—	103,461	66,687	223,181
61~90 days		—	50,162	—	20,413	40,994	111,569
More than 90 days		—	1,034	—	15,049	—	16,083

		—	520,407	—	332,535	606,942	1,459,884
Less : allowance		—	(20,027)	—	(17,427)	(87,251)	(124,705)

	(Won)	—	500,380	—	315,108	519,691	1,335,179

Mitigation of credit risk due to collateral (*)	(Won)	—	327,509	—	134,002	78	461,589

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of March 31, 2012 and December 31, 2011 was as follows:

	2012
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	(Won)	—	387,316	—	2,084,429	496,931	2,968,676
Less: allowance		—	(171,388)	—	(707,732)	(300,596)	(1,179,716)

	(Won)	—	215,928	—	1,376,697	196,335	1,788,960

Mitigation of credit risk due to collateral (*)	(Won)	—	145,173	—	827,435	167	972,775

	2011
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	(Won)	—	288,064	—	1,723,100	445,448	2,456,612
Less: allowance		—	(141,230)	—	(648,426)	(259,205)	(1,048,861)

	(Won)	—	146,834	—	1,074,674	186,243	1,407,751

Mitigation of credit risk due to collateral (*)	(Won)	—	90,760	—	638,660	12	729,432

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv)	Credit rating

Credit ratings of debt securities as of March 31, 2012 and December 31, 2011 were as follows:

	2012
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	(Won)	2,544,881	187,961	18,358,491	9,351,225	30,442,558
AA- to AA+		3,337,672	146,953	7,042,591	1,777,930	12,305,146
A- to A+		2,613,982	319,094	3,141,295	306,575	6,380,946
Lower than A-		959,647	195,102	1,275,904	42,523	2,473,176
Unrated		407,711	149,724	893,965	243,233	1,694,633

	(Won)	9,863,893	998,834	30,712,246	11,721,486	53,296,459

	2011
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	(Won)	2,384,749	158,076	17,199,474	9,031,172	28,773,471
AA- to AA+		3,152,592	127,319	6,751,848	2,062,005	12,093,764
A- to A+		2,987,225	268,079	2,913,116	463,494	6,631,914
Lower than A-		695,356	174,572	1,199,560	40,119	2,109,607
Unrated		404,864	20,310	1,046,544	297,874	1,769,592

	(Won)	9,624,786	748,356	29,110,542	11,894,664	51,378,348

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
Lower than A-	Lower than AA-	Lower than AA-	Lower than A-	Lower than A-	Lower than A3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

Credit status of debt securities as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Neither past due nor impaired	(Won)	53,267,744	51,348,868
Impaired		28,715	29,480

	(Won)	53,296,459	51,378,348

Assets acquired through foreclosures amounting to W13,280 million and W14,876 million were classified as assets held for sale as of March 31, 2012 and December 31, 2011, respectively.

v)	Concentration by geographic location

An analysis of concentration by geographic location for due from financial instruments, net of allowances, as of March 31, 2012 and December 31, 2011, is as follows:

		2012
		Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	(Won)	8,337,354	221,744	108,477	231,368	1,163,165	1,413,856	11,475,964
	Retail		76,196,496	256,599	24,637	5,232	8,600	159,552	76,651,116
	Government		11,393,555	220,702	835	28,308	568	35,524	11,679,492
	Corporate		85,688,387	1,225,110	1,166,084	528,927	1,039,677	2,092,141	91,740,326
	Card		16,317,345	4,935	1,489	519	1,469	3,581	16,329,338

			197,933,137	1,929,090	1,301,522	794,354	2,213,479	3,704,654	207,876,236

Trading assets			9,863,893	—	—	—	—	396,037	10,259,930
Financial assets designated at FVTPL(*1)			998,834	—	—	—	—	—	998,834
AFS financial assets(*2)			30,264,714	268,115	—	—	—	179,417	30,712,246
HTM financial assets(*3)			11,589,025	1,628	34,555	9,940	—	86,338	11,721,486

		(Won)	250,649,603	2,198,833	1,336,077	804,294	2,213,479	4,366,446	261,568,732

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

		2011
		Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	(Won)	7,307,389	283,602	55,841	264,492	1,124,431	1,177,971	10,213,726
	Retail		76,655,578	258,329	23,991	4,011	8,549	160,968	77,111,426
	Government		8,904,636	176,171	42,452	28,843	3,460	43,989	9,199,551
	Corporate		85,613,216	1,212,055	1,213,332	369,601	965,277	2,116,937	91,490,418
	Card		17,145,287	5,002	1,669	20	1,385	3,378	17,156,741

			195,626,106	1,935,159	1,337,285	666,967	2,103,102	3,503,243	205,171,862

Trading assets			9,624,786	—	—	—	—	341,434	9,966,220
Financial assets designated at FVTPL(*1)			748,356	—	—	—	—	—	748,356
AFS financial assets(*2)			28,626,932	292,717	—	—	—	190,893	29,110,542
HTM financial assets(*3)			11,758,431	1,922	37,172	7,412	—	89,727	11,894,664

		(Won)	246,384,611	2,229,798	1,374,457	674,379	2,103,102	4,125,297	256,891,644

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

vi)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of March 31, 2012 and December 31, 2011 is as follows:

		2012
		Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	(Won)	9,863,752	—	—	533,181	1,079,031	—	11,475,964
	Retail		—	—	—	—	—	76,651,116	76,651,116
	Government		11,308,084	—	—	—	371,408	—	11,679,492
	Corporate		3,178,351	33,303,934	11,626,451	15,855,606	27,775,984	—	91,740,326
	Card		43,478	123,891	141,284	24,083	628,825	15,367,777	16,329,338

			24,393,665	33,427,825	11,767,735	16,412,870	29,855,248	92,018,893	207,876,236

Trading assets			6,328,749	971,549	154,940	974,775	1,829,917	—	10,259,930
Financial assets designated at FVTPL(*1)			624,245	20,310	—	116,960	237,319	—	998,834
AFS financial assets(*2)			19,002,878	1,142,887	173,898	1,036,948	9,355,635	—	30,712,246
HTM financial assets(*3)			3,735,430	19,989	—	585,435	7,380,632	—	11,721,486

		(Won)	54,084,967	35,582,560	12,096,573	19,126,988	48,658,751	92,018,893	261,568,732

		2011
		Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	(Won)	8,688,817	—	—	505,686	1,019,223	—	10,213,726
	Retail		—	—	—	—	—	77,111,426	77,111,426
	Government		8,820,239	—	—	—	379,312	—	9,199,551
	Corporate		3,606,014	32,838,172	11,398,011	15,582,663	28,065,558	—	91,490,418
	Card		68,350	132,549	148,799	23,504	747,226	16,036,313	17,156,741

			21,183,420	32,970,721	11,546,810	16,111,853	30,211,319	93,147,739	205,171,862

Trading assets			6,042,069	799,297	302,896	1,142,451	1,679,507	—	9,966,220
Financial assets designated at FVTPL(*1)			532,833	—	—	127,214	88,309	—	748,356
AFS financial assets(*2)			18,106,456	1,059,028	194,409	1,173,502	8,577,147	—	29,110,542
HTM financial assets(*3)			3,845,680	19,998	—	592,479	7,436,507	—	11,894,664

		(Won)	49,710,458	34,849,044	12,044,115	19,147,499	47,992,789	93,147,739	256,891,644

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non- trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than the Won.

The Group’s market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, which incurs market risk relating to its trading activities.

Shinhan Bank’s Asset & Liability Management Committee, or the ALM Committee, acts as the executive decision making body in relation to market risks in terms of setting the risk management policies and risk limits in relation to market risks and assets and controlling market risks arising from trading and non-trading activities. In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank.

Shinhan Investment’s Risk Management Working Committee is the executive decision-making body for managing market risks related to Shinhan Investment, and determines, among other things, Shinhan Investment’s overall market risk management policies and strategies, and assesses and approves trading activities and limits. In addition, Shinhan Investment’s Risk Management Department manages various market risk limits and monitors operating conditions on an independent basis from Shinhan Investment’s operating departments.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR, market value-based tool.

Shinhan Bank currently uses the ten-day 99.9% confidence level-based VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service and uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank also uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. Shinhan Bank manages VaR measurements and limits on a daily basis based on an automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank establishes pre-set loss, sensitivity, investment and stress limits for its trading departments and desks and monitors such limits daily.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Shinhan Investment primarily uses the one-day 99.9% confidence level-based VaR for managing market risk as this is the norm in the securities industry in Korea. However, since its VaR computation is based on parametric normal distribution, Shinhan Investment also calculates the ten-day 99.9% VaR by multiplying the one-day 99.9% VaR by the square root of ten and uses such VaR on a supplemental basis for internal management purposes. Shinhan Investment is currently using a historical simulation methodology for its overall VaR calculation. The Risk Management Department manages risk limits which are comprised of transaction limits, risk limits, stop loss, and instrument limits.

The Group has adopted a unified group-wide market risk measurement methodology, which uses the ten-day 99.9% confidence level for calculating the VaR. An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the three months ended March 31, 2012 and as of and for the year ended December 31, 2011, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

i-1)	Shinhan Bank

An analysis of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the three months ended March 31, 2012 and for the year ended December 31, 2011 is as follows:

	2012
	Average		Maximum	Minimum	At March 31
Interest rate	(Won)	27,028	32,036	22,446	23,458
Equities		31,572	37,558	22,072	36,605
Foreign exchange		89,786	95,661	85,281	88,035
Option volatility		350	897	120	258
Portfolio diversification		(73,637)	(76,626)	(63,114)	(78,409)

	(Won)	75,099	89,526	66,805	69,947

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	32,725	49,155	25,933	30,722
Equities		19,227	32,447	8,492	21,825
Foreign exchange		58,848	101,775	13,688	88,334
Option volatility		488	1,123	92	313
Portfolio diversification		(55,238)	(97,474)	(8,187)	(58,078)

	(Won)	56,050	87,026	40,018	83,116

(*)	Includes both trading and non-trading accounts, as Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2)	Shinhan Card

An analysis of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the three months ended March 31, 2012 and for the year ended December 31, 2011, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

	2012
	Average		Maximum	Minimum	At March 31
Interest rate	(Won)	717	900	500	500
Foreign exchange		35,763	39,581	33,832	39,581

	(Won)	36,480	40,481	34,332	40,081

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	688	750	500	750
Foreign exchange		26,611	34,683	23,127	34,683

	(Won)	27,299	35,433	23,627	35,433

i-3)	Shinhan Investment

An analysis of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the three months ended March 31, 2012 and for the year ended December 31, 2011 is as follows:

	2012
	Average		Maximum	Minimum	At March 31
Interest rate	(Won)	9,293	13,024	5,500	7,132
Equities		2,297	5,540	882	1,334
Foreign exchange		2,062	4,897	90	2,206
Option volatility		2,913	4,451	1,578	1,702
Portfolio diversification		(7,242)	(13,596)	(3,117)	(6,488)

	(Won)	9,323	14,316	4,933	5,886

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	11,956	19,249	6,711	10,090
Equities		5,137	15,042	1,097	3,505
Foreign exchange		1,968	9,813	23	73
Option volatility		2,201	9,601	114	1,931
Portfolio diversification		(7,673)	(28,585)	954	(4,361)

	(Won)	13,589	25,120	8,899	11,238

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4)	Shinhan Life Insurance

An analysis of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the three months ended March 31, 2012 and for the year ended December 31, 2011 is as follows:

	2012
	Average		Maximum	Minimum	At March 31
Interest rate	(Won)	480	647	234	620
Equities		1,885	3,391	671	921
Foreign exchange		469	1,865	68	1,865

	(Won)	2,834	5,903	973	3,406

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	322	434	279	310
Equities		935	1,425	757	890
Foreign exchange		320	381	312	318

	(Won)	1,577	2,240	1,348	1,518

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•

Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•

Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. Through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits. Shinhan Bank measures its interest rate VaR and interest rate EaR based on a simulated estimation through various scenario analyses of historical interest rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Shinhan Card Co., Ltd and Shinhan Life Insurance also monitors and manages its interest rate risk for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates. Shinhan Card primarily uses interest rate VaR and EaR analyses to measure its interest rate risk.

Non-trading positions for interest rate VaR and EaR as of March 31, 2012 and December 31, 2011 were as follows:

ii-1)	Shinhan Bank

	2012		2011
VaR	(Won)	435,572	561,088
EaR		335,822	262,405

ii-2)	Shinhan Card

	2012		2011
VaR	(Won)	334,654	324,331
EaR		3,802	45,233

ii-3)	Shinhan Investment

	2012		2011
VaR	(Won)	38,326	33,040
EaR		77,144	69,589

ii-4)	Shinhan Life Insurance

	2012		2011
VaR	(Won)	149,010	195,201
EaR		27,935	28,097

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Foreign exchange risk

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize other foreign exchange trading.

Foreign currency denominated assets and liabilities as of March 31, 2012 and December 31, 2011 were as follows:

	2012
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	(Won)	1,017,919	956,682	66,092	694,221	802,626	3,537,540
Loans		12,441,828	4,774,232	1,257,446	1,323,250	1,885,417	21,682,173
Trading assets		90,318	—	—	—	409,764	500,082
Derivative assets		276,316	1,206	9,391	—	1,547	288,460
Available-for-sale financial assets		1,576,005	48,555	138	—	62,045	1,686,743
Held-to-maturity financial assets		3,459	324,708	—	—	53,024	381,191
Other financial assets		1,409,291	523,686	100,295	75,659	124,968	2,233,899

	(Won)	16,815,136	6,629,069	1,433,362	2,093,130	3,339,391	30,310,088

Liabilities
Deposits	(Won)	4,474,519	5,494,998	295,255	1,385,291	1,256,895	12,906,958
Trading liabilities		—	—	—	—	467,890	467,890
Derivative liabilities		168,126	15,956	88	—	40	184,210
Borrowings		6,343,895	814,652	1,027,767	68,242	528,580	8,783,136
Debt securities issued		6,517,424	—	—	112,775	407,852	7,038,051
Other financial liabilities		1,532,698	569,525	84,298	150,183	195,667	2,532,371

	(Won)	19,036,662	6,895,131	1,407,408	1,716,491	2,856,924	31,912,616

Net assets (liabilities)	(Won)	(2,221,526)	(266,062)	25,954	376,639	482,467	(1,602,528)
Off-balance derivative exposure		3,485,658	181,977	(3,608)	(9,076)	210,685	3,865,636

Net position	(Won)	1,264,132	(84,085)	22,346	367,563	693,152	2,263,108

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2011
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	(Won)	1,344,600	937,422	136,535	778,064	760,627	3,957,248
Loans		12,818,591	4,997,137	1,301,212	1,204,832	1,857,358	22,179,130
Trading assets		57,129	6,013	—	—	341,433	404,575
Derivative assets		299,323	2,035	8,679	—	737	310,774
Available-for-sale financial assets		1,545,602	53,129	136	—	66,812	1,665,679
Held-to-maturity financial assets		3,725	400,474	—	—	50,780	454,979
Other financial assets		794,175	126,597	132,293	34,353	144,654	1,232,072

	(Won)	16,863,145	6,522,807	1,578,855	2,017,249	3,222,401	30,204,457

Liabilities
Deposits	(Won)	4,107,459	5,914,508	463,390	1,391,892	1,231,495	13,108,744
Trading liabilities		—	—	—	—	414,088	414,088
Derivative liabilities		221,619	7,860	244	—	116	229,839
Borrowings		7,463,865	734,684	939,682	37,829	427,544	9,603,604
Debt securities issued		5,664,942	—	—	—	419,708	6,084,650
Other financial liabilities		882,068	259,040	153,612	100,939	230,953	1,626,612

	(Won)	18,339,953	6,916,092	1,556,928	1,530,660	2,723,904	31,067,537

Net assets (liabilities)	(Won)	(1,476,808)	(393,285)	21,927	486,589	498,497	(863,080)
Off-balance derivative exposure		3,097,436	217,255	138,379	(11,561)	133,240	3,574,749

Net position	(Won)	1,620,628	(176,030)	160,306	475,028	631,737	2,711,669

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Shinhan Bank applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts, at the optimal time at reasonable costs;

•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

•

consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

As for any potential liquidity shortage at or near the end of each month, Shinhan Card maintains liquidity at a level sufficient to withstand credit shortage for three months. In addition, Shinhan Card manages liquidity risk by defining and managing various indicators of liquidity risk, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities), the liquidity buffer ratio, the maturity repayment ratio, the ratio of actual funding compared to budgeted funding and the ratio of asset-backed securities to total borrowings, at different risk levels of “caution”, “unstable” and “at risk”, and the Group also has contingency plans in place in case of any emergency or crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of March 31, 2012 and December 31, 2011 were as follows:

	2012
	Less than 1 month		1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	14,046,701	1,525,561	557,128	1,650,082	327,896	2,891	18,110,259
Loans		31,687,172	31,896,041	27,493,497	41,866,434	47,339,009	43,659,013	223,941,166
Trading assets (*3)		12,410,123	—	—	—	—	—	12,410,123
Financial assets designated at fair value through profit or loss		1,723,503	4,881	57,665	16,737	580,462	—	2,383,248
Available-for-sale financial assets (*3)		31,390,108	1,356,403	—	122,822	48,969	2,859,301	35,777,603
Held-to-maturity financial assets		137,724	227,799	676,411	1,523,622	7,906,917	3,907,064	14,379,537
Other financial assets		5,491,332	480,429	17,110	217,472	4,336,552	236,765	10,779,660

	(Won)	96,886,663	35,491,114	28,801,811	45,397,169	60,539,805	50,665,034	317,781,596

Liabilities
Deposits (*2)	(Won)	66,657,440	11,844,503	15,806,806	67,375,967	10,947,175	1,089,622	173,721,513
Trading liabilities (*3)		956,408	—	—	—	—	—	956,408
Borrowings		8,183,303	3,559,256	2,364,647	1,873,928	3,741,968	719,839	20,442,941
Debt securities issued		939,635	3,667,168	2,981,042	5,699,168	27,387,517	5,846,430	46,520,960
Financial liabilities designated at fair value through profit or loss		170,211	179,739	94,411	441,792	2,999,584	30,257	3,915,994
Other financial liabilities		16,609,207	355,022	33,226	89,355	584,802	234,104	17,905,716

	(Won)	93,516,204	19,605,688	21,280,132	75,480,210	45,661,046	7,920,252	263,463,532

Off balance
Financial guarantee contracts	(Won)	2,965,427	—	—	—	—	—	2,965,427
Loan commitments and others		69,917,840	—	—	—	—	—	69,917,840

	(Won)	72,883,267	—	—	—	—	—	72,883,267

Derivatives:
Cash inflow	(Won)	1,833,959	677,929	245,456	206,063	2,522,367	964,165	6,449,939
Cash outflow		1,575,126	267,302	247,015	213,074	2,224,270	532,586	5,059,373

	(Won)	258,833	410,627	(1,559)	(7,011)	298,097	431,579	1,390,566

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2011
	Less than 1 month		1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	10,520,487	963,771	1,576,557	1,239,826	308,543	430,652	15,039,836
Loans		27,238,020	29,970,845	32,398,858	43,102,458	46,775,318	44,977,810	224,463,309
Trading assets (*3)		11,954,266	—	—	—	—	—	11,954,266
Financial assets designated at fair value through profit or loss		1,291,196	24,413	7,575	13,873	219,272	247,147	1,803,476
Available-for-sale financial assets (*3)		29,844,070	1,437,439	4,651	39,960	63,776	2,721,146	34,111,042
Held-to-maturity financial assets		232,597	679,645	386,117	1,569,682	8,045,528	3,705,312	14,618,881
Other financial assets		3,270,720	315,005	551,257	259,214	3,144,913	200,953	7,742,062

	(Won)	84,351,356	33,391,118	34,925,015	46,225,013	58,557,350	52,283,020	309,732,872

Liabilities
Deposits (*2)	(Won)	73,121,781	15,291,478	14,541,814	54,516,187	10,631,904	1,777,738	169,880,902
Trading liabilities (*3)		704,418	—	—	—	—	—	704,418
Borrowings		7,440,730	3,825,822	2,762,415	2,037,255	3,569,776	763,971	20,399,969
Debt securities issued		1,003,215	1,597,580	4,030,191	6,375,282	28,259,385	4,519,559	45,785,212
Financial liabilities designated at fair value through profit or loss		196,349	198,883	287,454	432,277	2,153,707	29,739	3,298,409
Other financial liabilities		15,725,632	230,363	569,582	167,563	396,613	195,330	17,285,083

	(Won)	98,192,125	21,144,126	22,191,456	63,528,564	45,011,385	7,286,337	257,353,993

Off balance
Financial guarantee contracts	(Won)	2,766,331	—	—	—	—	—	2,766,331
Loan commitments and others		67,130,382	—	—	—	—	—	67,130,382

	(Won)	69,896,713	—	—	—	—	—	69,896,713

Derivatives:
Cash inflow	(Won)	2,194,648	460,627	538,092	304,329	2,620,766	1,180,302	7,298,764
Cash outflow		1,949,156	86,306	460,169	325,585	2,308,557	543,004	5,672,777

	(Won)	245,492	374,321	77,923	(21,256)	312,209	637,298	1,625,987

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to (Won)51,059,716 million and (Won)49,861,856 million as of March 31, 2012 and December 31, 2011 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Trading assets and available-for-sale financial assets, except for assets restricted for sale for certain periods, were included in the ‘Less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e)	Measurement of fair value

i)	Financial instruments measured at amortized cost

The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The book amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the book value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.
Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date
Deposits and borrowings	The book amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

The book value and the fair value of financial instruments measured at amortized cost as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
	Book value	Fair value	Book value	Fair value

Assets

Cash and due from banks	17,975,099	17,975,099	14,730,932	14,731,808
Loans	192,170,393	194,298,365	192,572,571	195,113,344
Held-to-maturity financial assets	11,721,486	12,359,249	11,894,664	12,379,730
Other financial assets	9,913,399	10,100,875	7,520,769	7,621,858

	231,780,377	234,733,588	226,718,936	229,846,740

Liabilities

Deposits	168,248,372	168,152,626	163,015,732	163,061,154
Borrowings	20,127,722	19,145,585	20,033,246	20,028,664
Debt securities issued	40,539,766	40,393,047	39,736,948	39,539,977
Other financial liabilities	17,274,084	17,225,123	17,306,513	17,291,615

	246,189,944	244,916,381	240,092,439	239,921,410

ii)	Financial instruments measured at the fair value

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

The table below analyzes financial instruments measured at the fair value as of March 31, 2012 and December 31, 2011 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	2012
	Level 1		Level 2	Level 3	Total
Assets
Trading assets	(Won)	2,654,800	9,624,802	130,521	12,410,123
Financial assets designated at fair value through profit or loss		236,170	1,481,699	661,641	2,379,510
Derivative assets		7,514	1,678,029	294,824	1,980,367
Available-for-sale financial assets		11,640,760	21,618,541	2,517,084	35,776,385

	(Won)	14,539,244	34,403,071	3,604,070	52,546,385

Liabilities
Trading liabilities	(Won)	956,408	—	—	956,408
Financial liabilities designated at fair value through profit or loss		—	207,885	3,708,108	3,915,993
Derivative liabilities		7,941	1,347,037	320,880	1,675,858

	(Won)	964,349	1,554,922	4,028,988	6,548,259

	2011
	Level 1		Level 2	Level 3	Total
Assets
Trading assets	(Won)	2,237,203	9,707,072	9,991	11,954,266
Financial assets designated at fair value through profit or loss		420,988	1,071,829	308,029	1,800,846
Derivative assets		5,472	2,002,921	386,877	2,395,270
Available-for-sale financial assets		9,625,058	22,198,737	2,281,952	34,105,747

	(Won)	12,288,721	34,980,559	2,986,849	50,256,129

Liabilities
Trading liabilities	(Won)	704,418	—	—	704,418
Financial liabilities designated at fair value through profit or loss		—	—	3,298,409	3,298,409
Derivative liabilities		7,376	1,674,853	365,653	2,047,882

	(Won)	711,794	1,674,853	3,664,062	6,050,709

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Changes in level 3 of the fair value hierarchy for the three months ended March 31, 2012 and for the year ended December 31, 2011 were as follows:

	2012
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	(Won)	9,991	308,029	2,281,952	21,224	3,298,409
Comprehensive income
Profit or loss		530	21,325	96,164	178,583	(244,339)
Other comprehensive income		—	—	(1,870)	(102)	—

		530	21,325	94,294	178,481	(244,339)

Purchases		120,000	503,793	99,306	(12,339)	—
Issuances		—	—	—	114,779	3,733,564
Settlements		—	(387,309)	(246,025)	(265,616)	(3,079,526)
Transfers into (out of) level 3		—	215,803	287,557	(62,585)	—

Ending balance	(Won)	130,521	661,641	2,517,084	(26,056)	3,708,108

	2011
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	(Won)	8,510	378,914	2,391,645	182,744	1,613,346
Comprehensive income
Profit or loss		178	(19,887)	327,647	(141,067)	209,801
Other comprehensive income		—	—	8,927	1,175	—

		178	(19,887)	336,574	(139,892)	209,801

Purchases		40,000	(21,686)	276,925	52,250	—
Issuances		—	—	—	—	1,475,262
Settlements		(38,697)	(29,312)	(721,507)	(153,337)	—
Transfers into (out of) level 3		—	—	(1,685)	79,459	—

Ending balance	(Won)	9,991	308,029	2,281,952	21,224	3,298,409

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note (3).

The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2012 and December 31, 2011 were as follows:

	2012
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	(Won)	—	—	—	—	17,975,099	—	17,975,099
Trading assets		12,410,123	—	—	—	—	—	12,410,123
Financial assets designated at FVTPL (*1)		—	2,379,510	—	—	—	—	2,379,510
Derivatives		1,677,901	—	—	—	—	302,466	1,980,367
Loans		—	—	—	—	192,170,393	—	192,170,393
AFS financial assets(*2)		—	—	35,776,385	—	—	—	35,776,385
HTM financial assets(*3)		—	—	—	11,721,486	—	—	11,721,486
Other		—	—	—	—	9,913,399	—	9,913,399

	(Won)	14,088,024	2,379,510	35,776,385	11,721,486	220,058,891	302,466	284,326,762

	2012
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	(Won)	—	—	168,248,372	—	168,248,372

Trading liabilities		956,408	—	—	—	956,408
Financial liabilities designated at FVTPL (*1)		—	3,915,993	—	—	3,915,993
Derivatives		1,528,514	—	—	147,344	1,675,858

Borrowings		—	—	20,127,721	—	20,127,721
Debt securities issued		—	—	40,539,766	—	40,539,766
Other		—	—	17,274,084	—	17,274,084

	(Won)	2,484,922	3,915,993	246,189,943	147,344	252,738,202

(*1)	FVTPL : Fair value through profit of loss
(*2)	AFS : Available-for-sale
(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2011
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	(Won)	—	—	—	—	14,730,932	—	14,730,932
Trading assets		11,954,266	—	—	—	—	—	11,954,266
Financial assets designated at FVTPL (*1)		—	1,800,846	—	—	—	—	1,800,846
Derivatives		2,047,571	—	—	—	—	347,699	2,395,270
Loans		—	—	—	—	192,572,571	—	192,572,571
AFS financial assets(*2)		—	—	34,105,747	—	—	—	34,105,747
HTM financial assets(*3)		—	—	—	11,894,664	—	—	11,894,664
Other		—	—	—	—	7,520,769	—	7,520,769

	(Won)	14,001,837	1,800,846	34,105,747	11,894,664	214,824,272	347,699	276,975,065

	2011
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	(Won)	—	—	163,015,732	—	163,015,732
Trading liabilities		704,418	—	—	—	704,418
Financial liabilities designated at FVTPL (*1)		—	3,298,409	—	—	3,298,409
Derivatives		1,919,760	—	—	128,122	2,047,882
Borrowings		—	—	20,033,246	—	20,033,246
Debt securities issued		—	—	39,736,958	—	39,736,958
Other		—	—	17,306,513	—	17,306,513

	(Won)	2,624,178	3,298,409	240,092,449	128,122	246,143,158

(*1)	FVTPL : Fair value through profit of loss
(*2)	AFS : Available-for-sale
(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g)	Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets. The capital adequacy ratios of the Group as of March 31, 2012 and December 31, 2011 were 11.86% and 11.41%, respectively.

At March 31, 2012 the Group met the regulatory capital ratio above 8%.

5.	Significant estimate and judgment

The preparation of consolidated financial statements requires the application of certain critical accounting and assumptions relative to the future. The management’s estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment. The change in an accounting estimate is recognized prospectively by including in profit or loss in the year of the change, if the change affects that year only, or the year of the change and future years, if the change affects both.

(a)	Goodwill

The Group assesses annually whether any objective evidence of impairment on goodwill exists in accordance with the accounting policy as described in note 3. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Value in use is measured based on estimates.

(b)	Income taxes

The Group is subject to tax law from various countries. Within the normal business process, there are various types of transaction and different accounting method that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred tax that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the year when the final tax effect is conformed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

5.	Significant estimate and judgment (continued)

(c)	Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation method and assumptions based on significant market conditions at the end of each reporting year. Diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model internally developed valuation model that incorporates various types of assumptions and variables.

(d)	Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

(e)	Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods use various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting year on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss. Other significant assumptions related to defined benefit obligation are based on current market situation

(f)	Impairment of available-for-sale equity investments

When there is significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of over 50% against the original cost as “significant decline” and a six-month continuous decline in the market price for marketable equity instrument as “prolonged decline” Additionally, when the fair value declines over 30% from the original cost, it is considered as a possible indication of impairment and the Group recognizes impairment loss as necessary considering other facts and circumstance.

(g)	Hedging relationship

The hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

6.	Business combinations

(a)	Shinhan Vina Bank

On November 11, 2011, the Group obtained a controlling ownership over Shinhan Vina Bank, formerly a jointly controlled entity, by acquiring an additional 50 % of the outstanding and voting interests for (Won)105,940 million.

Shinhan Bank Vietnam merged with Shinhan Vina Bank on November 28, 2011. The Group applied the pooling method instead of the acquisition method, since the transaction was regarded as a “business combination of entities under common control” in accordance with IFRS 3 Business Combinations.

Taking control of Shinhan Vina Bank will enable the Group to implement the localization strategy through access to loans to or deposits from corporations, including small or medium sized companies in Vietnam. The acquisition is expected to provide the Group with an increased share of the corporate Banking market through access to the acquiree’s customer base. The Group also expects to reduce costs through economies of scale.

Net assets from the business combination were as follows:

	Amount
Assets
Cash and due from banks	(Won)	56,489
Held-to-maturity securities		7,439
Loans (*1)		357,245
Property and equipment		1,790
Intangible assets (*2)		17,685
Other assets		3,906

Sub-total		444,554

Liabilities
Deposits from banks & customers, etc.		281,111
Borrowings		17,415
Provisions		121
Other liabilities		9,410

Sub-total		308,057

Net assets acquired	(Won)	136,497

(*1)	The fair value of loans approximates their carrying amount.
(*2)	(Won)17,685 million of customer-related intangible assets (core deposits) were recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

6.	Business combinations (continued)

Goodwill recorded from the business combination was as follows:

	Amount
Cash paid	(Won)	105,940
Fair value of previously held equity interest(*)		105,940

Consideration		211,880
Net assets acquired		(136,497)

Goodwill	(Won)	75,383

(*)	The Group regarded the fair value of previously held equity interests as consideration transferred for the additional purchase of 50%.

The goodwill is attributable mainly to the expected synergies from combining operations of the Group and Shinhan Vina Bank and economies of scale. Goodwill recognized is not expected to be deductible for income tax purposes.

(Won)44,243 million of a gain as a result of remeasuring to fair value the 50% equity interest in Shinhan Vina Bank held by the Group before the business combination was recognized as other operating income in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2011.

The disclosure of Shinhan Vina Bank’s operating income and net income since the acquisition date is unavailable as Shinhan Vina Bank’s separate financial information has not been prepared subsequent to the merger of Shinhan Vina Bank and Shinhan Vietnam Bank

(b)	Shinhan Savings Bank

The Group established Shinhan Hope Co. Ltd., on December 12, 2011, in order to acquire and assume certain assets and liabilities of Tomato Savings Bank. Shinhan Hope Co. Ltd. obtained a savings bank license on December 28, 2011 and changed its name to “Shinhan Savings Bank” on December 29, 2011.

On January 2, 2012, Shinhan Savings Bank acquired certain assets and liabilities of Tomato Savings Bank.

As of March 31, 2012, the subsequent settlement with Korea Deposit Insurance Corporation was in progress.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

6.	Business combinations (continued)

Assets acquired and liabilities assumed from the business combination were as follows:

	Amount
Assets
Cash and due from banks	(Won)	237,443
Trading assets		83,860
Loans (*)		361,728
Available-for-sale financial assets		125,576
Property and equipment		180
Intangible assets (Core deposit intangibles)		24,023
Other assets		802,604

	(Won)	1,635,414

Liabilities
Deposits		1,563,377
Other liabilities		95,665

	(Won)	1,659,042

Net assets acquired		(23,628)
Consideration		—

Goodwill	(Won)	23,628

(*)	The aggregate principal amount of loans was (Won)533,165 million.

After completion of the subsequent settlement, the amount of goodwill above may change.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

6.	Business combinations (combination)

Comprehensive income of the assets acquired and liabilities assumed from the date of acquisition to March 31, 2012 were as follows:

	Amount
Net interest income	(Won)	14,336
Interest income		28,044
Interest expense		(13,708)
Net fees and commission expense		(1,138)
Fees and commission income		15
Fees and commission expense		(1,153)
Dividend income		14
Net trading income		968
Loss on disposition of investment securities		(27)
Impairment loss on financial assets		(12,695)
Bad debt expenses		(12,371)
Contribution to provisions for other estimated assets		(324)
General and administrative expenses		(6,768)
Net other operating expenses		(686)

Loss before income taxes		(5,996)

Income tax expense		66

Net loss for the period		(6,062)

Other comprehensive income for the period
Valuation gains on available-for-sale financial assets		902

Total comprehensive loss for the period		(5,160)

Net loss attributable to:
Equity holders of Shinhan Savings Bank		(6,062)

Total comprehensive loss attributable to:
Equity holders of Shinhan Savings Bank	(Won)	(5,160)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

7.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of March 31, 2012 and December 31, 2011 are as follows:

Description
Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools
Corporate and investment banking

Loans to or deposits from corporations, including small or medium sized companies and businesses related to investment banking

Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related businesses

	International group	Supervision of overseas subsidiaries and branch operations and other international business
	Others	Administration of bank operations and Merchant Banking Account
Credit card		Credit card business
Securities		Securities trading, underwriting and brokerage services
Life insurance		Life insurance and related business
Others		Leasing, assets management and other businesses

The Group revised comparative information of the prior year, including the three months ended March 31, 2011, as a result of the Group restructuring the composition of its operating segments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

7.	Operating segments (continued)

(b)	The following table provides information of income for each operating segment for the three months ended March 31, 2012 and 2011.

	2012
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Others	Adjustment in Banking
Net interest income	(Won)	645,197	247,574	77,552	275,707	(1,039)	350,802	55,563	137,270	(27,700)	2,115	1,763,041
Net fees and commission Income		154,338	72,703	12,266	(11,275)	(11,253)	62,319	73,865	5,703	51,603	(7,152)	403,117
Net other income (expense)		(608,374)	(74,687)	(74,885)	182,814	(40,636)	(168,594)	(97,602)	(58,448)	606,303	(694,795)	(1,028,904)

Operating income		191,161	245,590	14,933	447,246	(52,928)	244,527	31,826	84,525	630,206	(699,832)	1,137,254

Equity method income		—	—	—	—	9,691	—	(560)	—	260	(112)	9,279
Income tax expense		42,421	54,258	3,299	98,810	(9,552)	58,049	7,542	18,574	4,173	196	277,770

Income for the period		148,740	191,332	11,634	348,436	(33,685)	186,478	23,724	65,951	626,293	(700,140)	868,763

Controlling interest		148,740	191,332	11,634	348,436	(33,734)	186,478	23,724	65,951	627,560	(743,856)	826,265

Non-controlling interest	(Won)	—	—	—	—	49	—	—	—	(1,267)	43,716	42,498

	2011
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Others	Adjustment in Banking
Net interest income	(Won)	668,355	225,171	60,621	274,980	7,095	328,446	46,633	123,073	(15,662)	(4,658)	1,714,054
Net fees and commission Income		162,694	68,932	11,193	(5,385)	1,110	76,267	80,819	9,659	56,891	(17,224)	444,956
Net other income (expense)		(658,822)	(125,773)	(41,202)	187,740	(9,446)	(89,315)	(88,514)	(48,314)	1,043,910	(1,072,047)	(901,783)

Operating income		172,227	168,330	30,612	457,335	(1,241)	315,398	38,938	84,418	1,085,139	(1,093,929)	1,257,227

Equity method income		—	—	—	—	9,724	—	(195)	—	1,693	1,602	12,824
Income tax expense		37,780	36,642	6,664	99,553	1,846	66,036	13,067	19,009	17,758	3,337	301,692

Income for the period		134,447	131,688	23,948	357,782	6,637	249,362	25,676	65,409	1,069,074	(1,095,664)	968,359

Controlling interest		134,447	131,688	23,948	357,782	5,828	249,362	25,676	65,409	1,069,867	(1,139,687)	924,320

Non-controlling interest	(Won)	—	—	—	—	809	—	—	—	(793)	44,023	44,039

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

7.	Operating segments (continued)

(c)	The following table provides information of assets for each operating segment as of March 31, 2012 and December 31, 2011.

	2012
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Others	Adjustment in Banking
Trading assets	(Won)	9,918	6,762,448	—	377,301	(1,103,221)	100,038	5,224,688	377,626	392,448	(1,786)	12,139,460
Loans		97,506,023	60,369,184	8,175,203	1,778,028	(1,655,062)	18,394,837	1,087,371	3,059,404	4,860,420	(1,405,015)	192,170,393
Available-for-sale financial assets		532,635	24,983,155	668,634	2,863,923	(491,347)	518,635	1,577,165	4,984,775	323,883	(185,073)	35,776,385
Held-to-maturity financial assets		—	9,383,978	381,192	32	—	—	—	2,006,249	5,034	(54,999)	11,721,486

	(Won)	98,048,576	101,498,765	9,225,029	5,019,284	(3,249,630)	19,013,510	7,889,224	10,428,054	5,581,785	(1,646,873)	251,807,724

	2011
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Others	Adjustment in Banking
Trading assets	(Won)	—	7,479,525	—	332,897	(1,048,081)	150,056	4,444,608	216,446	391,130	(12,315)	11,954,266
Loans		100,089,361	57,229,149	8,058,557	2,098,758	(1,522,425)	19,480,828	798,378	2,957,350	4,699,329	(1,316,714)	192,572,571
Available-for-sale financial assets		523,932	23,609,648	726,981	2,874,480	(485,426)	457,702	1,641,197	4,646,014	302,782	(191,563)	34,105,747
Held-to-maturity financial assets		—	9,447,412	454,979	32	—	—	—	2,042,196	5,045	(55,000)	11,894,664

	(Won)	100,613,293	97,765,734	9,240,517	5,306,167	(3,055,932)	20,088,586	6,884,183	9,862,006	5,398,286	(1,575,592)	250,527,248

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

7.	Operating segments (continued)

(d)	Financial information of geographical area

The following table provides information of revenue from external consumers by geographical area for the three months ended March 31, 2012 and 2011.

	Operating revenue			Operating expense		Net income
	2012		2011	2012	2011	2012	2011
Domestic	(Won)	7,569,073	8,478,743	6,435,061	7,245,478	1,134,012	1,233,265
Overseas		313,460	217,728	310,218	193,766	3,242	23,962

	(Won)	7,882,533	8,696,471	6,745,279	7,439,244	1,137,254	1,257,227

The following table provides information of non-current assets by geographical area as of March 31, 2012 and December 31, 2011.

	2012		2011
Domestic	(Won)	7,459,317	7,391,966
Overseas		59,579	80,477

	(Won)	7,518,896	7,472,443

(*)	Non-current assets as of March 31, 2012 and December 31, 2011 include property and equipment, intangible assets, investment properties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

8.	Cash and due from banks

(a)	Cash and due from banks as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011

Cash and cash equivalents	(Won)	2,269,256	2,131,642

Deposits in won:
Reserve deposits		7,420,317	3,391,601
Time deposits		3,007,664	3,641,613
Certificate of deposits		19,760	19,760
Other		2,171,711	2,116,900

		12,619,452	9,169,874

Deposits in foreign currency:
Deposits		1,051,004	1,433,884
Time deposits		1,841,765	1,669,938
Other		232,938	357,761

		3,125,707	3,461,583

Provisions		(39,316)	(32,167)

	(Won)	17,975,099	14,730,932

(b)	Restricted due from banks as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Deposits in won
Reserve deposits	(Won)	7,420,317	3,391,601
Other (*)		533,157	1,298,609

		7,953,474	4,690,210

Deposits in foreign currency		581,608	855,025

	(Won)	8,535,082	5,545,235

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

9.	Trading assets

Trading assets as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Debt securities:
Governments	(Won)	715,398	698,192
Financial institutions		3,150,654	2,993,836
Corporations		1,834,080	1,441,253
Bills bought		2,558,471	3,566,763
CMA(*)		1,467,673	911,728
Others		137,617	13,014

		9,863,893	9,624,786

Equity securities:
Stocks		268,046	135,139
Beneficiary certificates		1,882,147	1,852,907

		2,150,193	1,988,046

Other
Gold deposits		396,037	341,434

	(Won)	12,410,123	11,954,266

(*)	CMA: Cash management account deposits

10.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Debt securities		657,215	440,327
Equity securities		1,380,676	1,052,490
Others		341,619	308,029

	(Won)	2,379,510	1,800,846

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

11.	Derivatives

(a)	The notional amounts of derivatives as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011

Foreign currency related
Over the counter
Currency forwards	(Won)	42,913,743	41,915,985
Currency swaps		11,625,741	12,416,078
Currency options		1,019,157	1,707,857

		55,558,641	56,039,920

Exchange traded
Currency futures		325,240	118,382

		55,883,881	56,158,302

Interest rates related
Over the counter
Interest rate swaps		88,349,405	97,090,640
Interest rate options		8,118,692	8,803,485

		96,468,097	105,894,125

Exchange traded
Interest rate futures		259,531	41,860

		96,727,628	105,935,985

Credit related
Over the counter
Credit swaps		89,186	89,186

Equity related
Over the counter
Equity swap and forwards		2,575,244	2,087,186
Equity options		3,612,327	6,727,624

		6,187,571	8,814,810

Exchange traded
Equity futures		21,349	6,323
Equity options		2,727,583	3,031,229

		2,748,932	3,037,552

		8,936,503	11,852,362

Commodity related
Over the counter
Swaps and forwards		78,085	38,045
Equity options		106,379	130,463

		184,464	168,508

Exchange traded
Equity options		26,127	17,989

		210,591	186,497

Hedge
Currency forwards		24,224	4,455
Currency swaps		1,894,151	1,918,435
Interest rate swaps		9,946,909	9,137,426

		11,865,284	11,060,316

	(Won)	173,713,073	185,282,648

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

11.	Derivatives (continued)

(b)	Fair values of derivative instruments as of March 31, 2012 and December 31, 2011 were as follows:

	2012			2011
	Assets		Liabilities	Assets	Liabilities
Foreign currency related
Over the counter
Currency forwards	(Won)	522,233	329,688	628,214	439,086
Currency swaps		324,871	424,465	450,092	526,878
Currency options		70,232	4,628	115,118	7,798

		917,336	758,781	1,193,424	973,762

Interest rates related
Over the counter
Interest rate swaps		533,917	452,139	670,831	576,866
Interest rate options		24,784	29,465	32,998	36,611

		558,701	481,604	703,829	613,477

Credit related
Over the counter
Credit swaps		—	995	—	1,734

Equity related
Over the counter
Equity swap and forwards		29,925	90,582	11,581	222,017
Equity options		157,966	184,673	127,777	98,394

		187,891	275,255	139,358	320,411

Exchange traded
Equity options		7,634	7,671	5,109	6,948

		195,525	282,926	144,467	327,359

Commodity related
Over the counter
Swaps and forwards		2,049	2,823	1,625	1,835
Equity options		3,969	1,115	3,863	1,165

		6,018	3,938	5,488	3,000

Exchange traded
Commodity futures		321	270	363	428

		6,339	4,208	5,851	3,428

Hedge
Currency forwards		11	28	—	358
Currency swaps		73,667	14,821	80,405	11,052
Interest rate swaps		228,788	132,495	267,294	116,712

		302,466	147,344	347,699	128,122

	(Won)	1,980,367	1,675,858	2,395,270	2,047,882

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

11.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three months ended March 31, 2012 and 2011 was as follows:

	2012			2011
	Gain		Loss	Gain	Loss
Foreign currency related
Over the counter
Currency forwards	(Won)	317,028	264,043	342,278	442,500
Currency swaps		81,837	47,857	165,367	86,482
Currency options		3,182	455	2,514	12,715

		402,047	312,355	510,159	541,697

Exchange traded
Currency futures		18	5	29	64

		402,065	312,360	510,188	541,761

Interest rates related
Over the counter
Interest rate swaps		176,566	190,994	264,007	274,448
Interest rate options		9,751	7,870	10,272	10,309

		186,317	198,864	274,279	284,757

Exchange traded
Interest rate futures		245	426	565	—

		186,562	199,290	274,844	284,757

Credit related
Over the counter
Credit swaps		674	—	1,405	—

Equity related
Over the counter
Equity swap and forwards		158,330	—	3,898	2,899
Equity options		64,411	48,704	140,190	210,280

		222,741	48,704	144,088	213,179

Exchange traded
Equity futures		863	1,277	691	303
Equity options		98	2	62,460	3

		961	1,279	63,151	306

		223,702	49,983	207,239	213,485

Commodity related
Over the counter
Swaps and forwards		1,438	1,827	4,097	4,477
Commodity options		672	413	—	1,771

		2,110	2,240	4,097	6,248

Exchange traded
Commodity futures		1,542	1,269	170	—

		3,652	3,509	4,267	6,248

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

11.	Derivatives (continued)

	2012			2011
	Gain		Loss	Gain	Loss
Hedge
Currency forwards		330	—	160	318
Currency swaps		13,777	24,284	18,254	47,529
Interest rate swaps		21,546	75,631	39,018	90,002

		35,653	99,915	57,432	137,849

	(Won)	852,308	665,057	1,055,375	1,184,100

(d)	Gain or loss on fair value hedges for the three months ended March 31, 2012 and 2011 was as follows:

	2012		2011

Hedged item	(Won)	47,645	53,384
Hedging instruments		(55,002)	(55,048)

	(Won)	(7,357)	(1,664)

(e)	Hedge of net investment in foreign operations

The Group uses borrowings in foreign currency to hedge the foreign currency translation risk on its net investment in foreign operations. The amount of (Won)24,242 million, the effective portion of the net gain or loss on hedges of net investments in foreign operations, was recognized as foreign currency translation differences for foreign operations for the three months ended March 31, 2012.

12.	Loans

(a)	Loans as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Household loans	(Won)	68,949,896	69,450,520
Corporate loans		101,059,703	100,238,573
Public and other		4,296,320	4,929,661
Loans to banks		3,401,954	2,556,629
Card receivables		17,075,241	17,879,640

		194,783,114	195,055,023

Present value discount		(41,406)	(44,263)
Deferred loan origination costs and fees		168,752	138,933

		194,910,460	195,149,693
Allowance for impairment		(2,740,067)	(2,577,122)

	(Won)	192,170,393	192,572,571

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

12.	Loans (continued)

(b)	Changes in the allowance for impairment for the three months ended March 31, 2012 and for the year ended December 31, 2011 were as follows:

	2012
	Loans		Other(*2)	Total
Beginning balance	(Won)	2,577,122	152,007	2,729,129
Provision for allowance		248,972	16,207	265,179
Write-offs		(153,603)	(2,768)	(156,371)
Effect of discounting		(16,398)	—	(16,398)
Allowance related to loans transferred		(6,592)	—	(6,592)
Recoveries		94,776	87	94,863
Others (*1)		(4,210)	(3,837)	(8,047)

Ending balance	(Won)	2,740,067	161,696	2,901,763

	2011
	Loans		Other(*2)	Total
Beginning balance	(Won)	2,851,946	142,971	2,994,917
Provision for allowance		864,060	31,946	896,006
Write-offs		(1,364,472)	(21,416)	(1,385,888)
Effect of discounting		(68,126)	—	(68,126)
Allowance related to loans transferred		(138,710)	—	(138,710)
Recoveries		403,038	904	403,942
Others (*1)		29,386	(2,398)	26,988

Ending balance	(Won)	2,577,122	152,007	2,729,129

(*1)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc
(*2)	Included allowance for due from banks and other assets

(c)	Changes in deferred loan origination costs and fees for the three months ended March 31, 2012 and for the year ended December 31, 2011 were as follows:

	2012		2011
Beginning balance	(Won)	138,933	2,728
Loan originations		42,643	85,200
Amortization		(12,824)	51,005

Ending balance	(Won)	168,752	138,933

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

13.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Available-for-sale financial assets
Debt securities (*1)
Government bonds	(Won)	6,248,347	4,829,146
Financial institutions bonds		13,959,212	13,689,821
Corporate bonds and others		10,504,687	10,591,575

		30,712,246	29,110,542

Equity securities (*2)
Stock		4,071,801	3,989,752
Equity investments		498,790	525,175
Beneficiary certificates		432,318	415,508
Others		61,230	64,770

		5,064,139	4,995,205

		35,776,385	34,105,747

Held-to-maturity financial assets
Debt securities
Government bonds		5,979,892	5,869,832
Financial institutions bonds		1,907,640	2,064,369
Corporate bonds and others		3,833,954	3,960,463

	(Won)	11,721,486	11,894,664

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting year.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost amounting (Won)237,319 million as of March 31, 2012.

(b)	Gains or losses on sales of available-for-sale financial assets for the three months ended March 31, 2012 and for the year ended 2011 were as follows:

	2012		2011
Gains on sales of available-for-sale financial assets	(Won)	189,947	170,042
Losses on sales of available-for-sale financial assets		(5,102)	(7,560)

	(Won)	184,845	162,482

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

14.	Property and equipment

(a)	Property and equipment as of March 31, 2012 and December 31, 2011 were as follows:

	2012
	Acquisition cost		Accumulated depreciation	Book value
Land	(Won)	1,767,803	—	1,767,803
Buildings		927,710	(69,533)	858,177
Other		2,002,117	(1,612,649)	389,468

	(Won)	4,697,630	(1,682,182)	3,015,448

	2011
	Acquisition cost		Accumulated depreciation	Book value
Land	(Won)	1,751,634	—	1,751,634
Buildings		924,103	(62,094)	862,009
Other		1,969,988	(1,589,771)	380,217

	(Won)	4,645,725	(1,651,865)	2,993,860

(b)	Changes in property and equipment for the three months ended March 31, 2012 and for the year ended December 31, 2011 were as follows:

	2012
	Land		Buildings	Other	Total
Beginning balance	(Won)	1,751,634	862,009	380,217	2,993,860
Acquisitions		460	1,644	51,787	53,891
Disposals		—	—	(754)	(754)
Depreciation		—	(7,818)	(41,239)	(49,057)
Amounts transferred from investment property		15,767	2,898	—	18,665
Effects of foreign currency movements		(58)	(556)	(542)	(1,156)

Ending balance	(Won)	1,767,803	858,177	389,469	3,015,449

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

14.	Property and equipment (Continued)

	2011
	Land		Buildings	Other	Total
Beginning balance	(Won)	1,781,408	851,393	343,606	2,976,407
Acquisitions(*)		10,943	61,469	243,245	315,657
Disposals		(27,774)	(12,194)	(28,454)	(68,422)
Depreciation		—	(30,964)	(180,807)	(211,771)
Amounts transferred to investment property		(14,321)	(7,094)	—	(21,415)
Amounts transferred to assets held for sale		1,327	(1,064)	—	263
Effects of foreign currency movements		51	463	837	1,351
Acquisitions from business combinations		—	—	1,790	1,790

Ending balance	(Won)	1,751,634	862,009	380,217	2,993,860

(*)	(Won)13,546 million of construction-in-progress was transferred.

15.	Intangible assets

(a)	Intangible assets as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Goodwill	(Won)	3,878,151	3,854,524
Software		96,848	75,164
Development cost		76,310	99,529
Other (*)		197,959	174,243

	(Won)	4,249,268	4,203,460

(*)	Includes core deposit intangible amounting to (Won)24,023 million acquired from the business combination for three months ended March 31, 2012.

(b)	Changes in intangible assets for the three months ended March 31, 2012 and for the year ended December 31, 2011 were as follows:

	2012
	Goodwill		Development cost	Software	Other	Total
Beginning balance	(Won)	3,854,524	75,164	99,529	174,243	4,203,460
Acquisitions		23,627	9,018	7,119	31,652	71,416
Disposals		—	—	(2,264)	(926)	(3,190)
Impairment (*1)		—	—	—	(49)	(49)
Amortization (*2)		—	(7,377)	(7,536)	(6,876)	(21,789)
Effects of foreign currency movements		—	(496)	—	(84)	(580)

Ending balance	(Won)	3,878,151	76,309	96,848	197,960	4,249,268

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

15.	Intangible assets (continued)

	2011
	Goodwill		Development cost	Software	Other	Total
Beginning balance	(Won)	3,810,684	68,862	77,331	116,024	4,072,901
Acquisitions		—	31,623	53,270	83,239	168,132
Business combination		75,383	—	—	17,685	93,068
Disposals		—	—	(3,420)	(11,708)	(15,128)
Impairment (*1)		(31,543)	—	—	(8,131)	(39,674)
Amortization (*2)		—	(25,321)	(27,652)	(22,990)	(75,963)
Effects of foreign currency movements		—	—	—	124	124

Ending balance	(Won)	3,854,524	75,164	99,529	174,243	4,203,460

(*1)	The Group recognized impairment losses from golf and condo memberships with indefinite useful life by comparing its recoverable amount with its carrying amount.
(*2)	The Group recognized amortization of intangible asset in general and administrative expenses.

(c)	Goodwill

i)	Goodwill as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Banking
Retail	(Won)	652,344	652,344
Corporate and investment		107,856	107,856
International		43,840	43,840
Other		82,060	82,060
Credit card		2,685,389	2,685,389
Life insurance		275,370	275,370
Others		31,292	7,665

	(Won)	3,878,151	3,854,524

ii)	The changes in goodwill for the three months ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

	2012		2011
Beginning balance	(Won)	3,854,524	3,810,684
Acquisition of subsidiaries		23,627	75,383
Impairment (*)		—	(31,543)

Ending balance	(Won)	3,878,151	3,854,524

(*)	The impairment losses were recognized in international CGU of Shinhan Bank.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

15.	Intangible assets (continued)

iii)	Goodwill impairment test

The recoverable amounts of all CGUs to which goodwill has been allocated was based on their respective value in use and was determined by discounting the estimated future cash flows to be generated from the continuing use of the respective CGUs.

The recoverable amounts of CGUs has been determined using cash flow estimates which cover a 5.25 year period (October 1, 2011 through December 31, 2016) from the date of valuation, which is September 30, 2011, with a valuation of terminal value applied thereafter. In case of Shinhan Life Insurance, only the 30 years of future cash flows are applied since the present value of the future cash flows thereafter is not significant.

Discount and terminal growth rates

The discount rates applied have been determined based on the cost of equity which is comprised of a risk-free interest rate, a market risk premium and systemic risk (beta factor).

Expected terminal growth rate of cash flow estimation is on the basis of inflation rates.

Discount and terminal growth rates applied to each CGU were as follows:

	Discount rates	Terminal growth rate
Banking
Retail	12.8%	2.3%
Corporate and investment	12.8%	2.3%
International	12.8%	2.3%
Other	12.8%,13.2%	2.3%
Credit card	12.1%	2.3%
Life insurance	12.0%	—
Other	12.8%,22.18%	2.3%, 0%

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) were as follows:

	2011	2012	2013	2014	2015 and thereafter
CPI growth	4.00%	2.10%	2.20%	1.60%	2.30%
Real retail sales growth	3.00%	3.50%	5.30%	4.00%	2.90%
Real GDP growth	3.60%	3.90%	4.20%	3.60%	4.20%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance were as follows:

Key assumptions
Return on investment	5.15%
Risk-based solvency margin ratio	304.10%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

15.	Intangible assets (continued)

Total recoverable amount and book value of CGUs, to which goodwill has been allocated, were as follows:

	Amount
Total recoverable amount	(Won)	33,520,926
Total book value		29,820,139

	(Won)	3,700,787

16.	Investments in associates

(a)	Investments in associates as of March 31, 2012 and December 31, 2011 were as follows:

Investees	Country	Reporting date	Ownership(%) (*1)
			2012	2011
Cardif Life Insurance (*2,4)	Korea	December 31	14.99	14.99
Aju Capital Co., Ltd. (*2,3)	”	”	12.93	12.93
Macquarie Shinhan Infrastructure Management (*1,2,7)	”	”	—	50.00
Pohang TechnoPark 2PFV (*3)	Korea	March 31	14.90	14.90
Shinhan KT Mobile Card (*7)	”	”	—	50.00
Shinhan Corporate Restructuring Fund 5th	”	”	50.00	50.00
DCC Corporate Restructuring Fund 1st	”	”	24.14	24.14
KTB Corporate Restructuring Fund 18th	”	”	47.17	47.17
PT Clemont Finance Indonesia (*2)	Indonesia	December 31	30.00	30.00
Haejin Shipping Co. Ltd.	Hongkong	March 31	24.00	24.00
APC Fund	”	”	25.20	25.20
TSYoon 2nd Corporate Restructuring Fund	Korea	March 31	23.26	23.26
SHC-IMM New Growth Fund (*6)	”	”	64.52	64.52
Now IB Fund 6 th	”	”	25.00	25.00
QCP New Technology Fund 20 th	”	”	47.17	47.17
UAMCO., Ltd. (*5)	”	”	17.50	17.50
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
Now IB Fund 8th (*7)	”	”	—	38.46
Aju-Shinhan 1st Investment Fund (*6)	”	”	60.00	60.00
Aju-Shinhan 2nd Investment Fund	”	”	33.33	33.33
Aju 3rd Investment Fund (*6)	”	”	60.00	60.00
Stonebridge New growth Investment Fund	”	”	23.33	23.33
Medici 2nd Investment Fund (*6)	”	”	54.67	54.67
STI New growth engine Investment Fund	”	”	50.00	—

(*1)	Considered common share ratio except preferred shares
(*2)	Financial statements as of December 31, 2011 were used for the equity method.
(*3)	The Group used the equity method of accounting as the Group has significant influence in electing on the board of directors.
(*4)	The Group has significant influence due to material transaction with investee.
(*5)	The Group determined to apply equity method accounting since the investee classified as the subsidiary by the Banking Act.
(*6)	As a limited partner, the Group is not able to participate in policy-making processes to obtain economic benefit from the investee.
(*7)	The investee was liquidated for the current and prior period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

16.	Investments in associates (continued)

(b)	Changes in investments in associates for the three months ended March 31, 2012 and for the year ended December 31, 2011 were as follows:

	2012
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Ending balance
Cardif Life Insurance	(Won)	25,028	—	(56)	1,663	26,635
Aju Capital Co., Ltd. (*1)		33,944	(1,849)	3,598	(72)	35,621
Macquarie Shinhan Infrastructure Management		4,576	(4,000)	—	(576)	—
Pohang TechnoPark 2PFV		3,697	—	(89)	—	3,608
Shinhan Corporate Restructuring Fund 5th		669	—	—	—	669
DCC Corporate Restructuring Fund 1st		845	—	(3)	—	842
KTB Corporate Restructuring Fund 18th		10	—	—	—	10
PT Clemont Finance Indonesia		7,346	—	99	(337)	7,108
Haejin Shipping Co. Ltd.		1,164	—	(469)	(17)	678
APC Fund		38,400	236	(811)	(918)	36,907
TSYoon 2nd Corporate Restructuring Fund		2,472	—	(9)	9	2,472
SHC-IMM New Growth Fund		6,816	2,260	11	—	9,087
Now IB Fund 6 th		1,474	—	54	—	1,528
QCP New Technology Fund 20 th		121	—	147	—	268
UAMCO., Ltd.		104,240	—	6,427	25	110,692
Miraeasset 3rd Investment Fund		4,688	—	54	—	4,742
Now IB Fund 8th		1,334	(1,558)	162	62	—
Aju-Shinhan 1st Investment Fund		3,370	—	169	—	3,539
Aju-Shinhan 2nd Investment Fund		2,036	(69)	63	—	2,030
Aju 3rd Investment Fund		2,789	—	(12)	—	2,777
Stonebridge New Growth Investment Fund		564	—	(42)	—	522
Medici 2nd Investment Fund		3,265	—	(15)	—	3,250
STI New growth engine Investment Fund		—	2,500	1	—	2,501

	(Won)	248,848	(2,480)	9,279	(161)	255,486

(*)	The market values of investments are (Won)39,415 million as of March 31, 2012 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

16.	Investments in associates (continued)

	2011
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	(Won)	13,826	9,750	3,157	(1,705)	—	25,028
Aju Capital Co., Ltd. (*1)		34,904	(692)	4,577	(494)	(4,351)	33,944
Macquarie Shinhan Infrastructure Management		4,282	(4,714)	4,433	575	—	4,576
Shinhan Vina Bank		57,833	(61,696)	928	2,935	—	—
Pohang TechnoPark 2PFV		—	4,470	(751)	(22)	—	3,697
Shinhan Corporate Restructuring Fund 5th		1,212	—	(833)	290	—	669
Shinhan Corporate Restructuring Fund 8th		25,407	(30,027)	4,620	—	—	—
DCC Corporate Restructuring Fund 1st		2,023	(1,207)	29	—	—	845
KTB Corporate Restructuring Fund 18th		10	—	—	—	—	10
PT Clemont Finance Indonesia		6,286	—	794	266	—	7,346
Haejin Shipping Co. Ltd.		996	—	167	1	—	1,164
APC Fund		19,998	7,233	9,585	1,584	—	38,400
Westend Corporate Restructuring Fund		8,210	(9,466)	1,256	—	—	—
TSYoon 2nd Corporate Restructuring Fund		4,153	(1,767)	257	(171)	—	2,472
SHC-IMM New Growth Fund		2,731	4,300	(215)	—	—	6,816
SHC-AJU 1st Investment Fund		2,626	(4,862)	2,236	—	—	—
Now IB Fund 6 th		2,669	(1,175)	(20)	—	—	1,474
QCP New Technology Fund 20 th		1,164	—	(1,043)	—	—	121
UAMCO., Ltd.		86,480	—	17,785	(25)	—	104,240
Miraeasset 3rd Investment Fund		4,512	(1,500)	1,676	—	—	4,688
Now IB Fund 8th		1,036	—	360	(62)	—	1,334
SHC-AJU 2nd Investment Fund		1,984	(2,116)	132	—	—	—
Aju-Shinhan 1st Investment Fund		3,162	(59)	267	—	—	3,370
Aju-Shinhan 2nd Investment Fund		—	1,930	106	—	—	2,036
Aju 3rd Investment Fund		—	3,000	(211)	—	—	2,789
Stonebridge New Growth Investment Fund		701	—	(137)	—	—	564
Aju M&A1st Investment Fund		3,994	(4,256)	262	—	—	—
Petra Private Equity Fund		9,613	(18,001)	8,388	—	—	—
Medici 2nd Investment Fund		—	3,280	(15)	—	—	3,265

	(Won)	299,812	(107,575)	57,790	3,172	(4,351)	248,848

(*1)	The market values of investments are (Won)36,790 million as of December 31, 2011 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

16.	Investments in associates (continued)

(c)	Condensed financial statements of associates as of March 31,2012 and December 31,2011, and for the three months ended March 31, 2012 and for the year ended December 31, 2011 were as follows:

	2012			2011
Investees	Asset		Liability	Asset	Liability
Cardif Life Insurance	(Won)	2,521,220	2,330,671	2,361,638	2,180,638
Aju Capital Co., Ltd.		5,112,137	4,405,398	5,200,373	4,523,282
Macquarie Shinhan Infrastructure Management		—	—	17,294	6,559
Shinhan Vina Bank		—	—	426,868	308,057
Pohang TechnoPark 2PFV		35,415	10,603	35,415	10,603
Shinhan KT Mobile Card		—	—	53	1
Shinhan Corporate Restructuring Fund 5th		1,823	336	1,823	337
DCC Corporate Restructuring Fund 1st		3,561	71	3,553	53
KTB Corporate Restructuring Fund 18th		21	—	21	—
PT Clemont Finance Indonesia		89,421	65,728	93,130	68,642
Haejin Shipping Co. Ltd.		36,791	36,203	75,051	72,437
APC Fund		154,762	7,970	152,557	177
TSYoon 2nd Corporate Restructuring Fund		10,628	—	10,741	110
SHC-IMM New Growth Fund		14,087	2	10,664	100
Now IB Fund 6 th		6,170	57	5,944	46
QCP New Technology Fund 20 th		569	—	256	—
UAMCO., Ltd.		3,680,005	3,051,635	3,738,326	3,146,227
Miraeasset 3rd Investment Fund		9,545	62	9,438	61
Now IB Fund 8th		4,399	327	3,503	36
Aju-Shinhan 1st Investment Fund		5,974	75	5,679	61
Aju-Shinhan 2nd Investment Fund		6,095	7	6,121	13
Aju-Shinhan 3rd Investment Fund		4,633	5	4,651	3
Stonebridge New growth Investment Fund		2,425	188	2,417	—
Medici 2nd Investment Fund		5,976	30	5,974	2
STI New growth engine Investment Fund		5,002	—	—	—

	(Won)	11,710,659	9,909,368	12,171,490	10,317,445

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

16.	Investments in associates (continued)

	2012			2011
Investees	Operating revenue		Net income	Operating revenue	Net income
Cardif Life Insurance	(Won)	177,619	(1,540)	646,812	4,915
Aju Capital Co., Ltd.		181,407	25,024	730,272	35,423
Macquarie Shinhan Infrastructure Management		—	—	16,797	8,865
Shinhan Vina Bank		—	—	48,534	1,857
Pohang TechnoPark 2PFV		—	(653)	—	(5,038)
Shinhan KT Mobile Card		—	—	—	60
Shinhan Corporate Restructuring Fund 5th		1	1	292	252
Shinhan Corporate Restructuring Fund 8th		—	—	16,513	—
DCC Corporate Restructuring Fund 1st		8	(10)	202	121
PT Clemont Finance Indonesia		10,248	2,667	7,705	59
Haejin Shipping Co. Ltd.		10,742	(1,952)	29,778	696
APC Fund		—	35,638	41,635	37,968
Westend Corporate Restructuring Fund		—	—	—	939
TSYoon 2nd Corporate Restructuring Fund		—	(3)	1,220	1,105
SHC-IMM New Growth Fund		15	15	65	(334)
SHC-AJU 1st Investment Fund		—	—	9,425	9,161
Now IB Fund 6th		736	445	580	(79)
QCP New Technology Fund 20th		—	—	1	(2,211)
UAMCO., Ltd.		153,310	38,517	468,220	101,624
Miraeasset 3rd Investment Fund		168	108	3,611	3,353
Now IB Fund 8th		961	933	961	933
Aju-Shinhan 1st Investment Fund		295	281	479	(37)
Aju-Shinhan 2nd Investment Fund		197	188	659	318
Aju-Shinhan 3rd Investment Fund		88	(20)	161	(352)
Stonebridge New growth Investment Fund		10	10	46	(518)
Petra Private Equity Fund		—	—	31,398	25,724
Medici 2nd Investment Fund		4	(27)	25	(27)
STI New growth engine Investment Fund		—	1	—	—

	(Won)	535,809	99,623	2,055,391	224,777

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

17.	Investment properties

(a)	Investment properties as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Acquisition cost	(Won)	274,655	292,956
Accumulated depreciation		(20,475)	(17,833)

Book value	(Won)	254,180	275,123

(b)	Changes in investment properties for the three months ended March 31, 2012 and for the year ended December 31, 2011 were as follows:

	2012		2011
Beginning balance	(Won)	275,123	285,956
Acquisitions		—	17
Disposals		—	(23,032)
Depreciation		(2,276)	(9,245)
Amounts transferred from investment property		(18,665)	21,415
Foreign currency adjustment		(2)	12

Ending balance	(Won)	254,180	275,123

(c)	Income and expenses on investment property for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Rental income	(Won)	6,805	6,382
Direct operating expenses for investment properties that generated rental income		1,007	1,334

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

18.	Other assets

Other assets as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Accounts receivable	(Won)	4,144,684	2,790,826
Domestic exchange settlement debit		2,868,680	1,876,400
Guarantee deposits		1,337,075	1,329,141
Accrued income		1,596,210	1,557,307
Prepaid expense		250,138	197,433
Suspense payments		136,717	122,700
Sundry assets		91,680	109,088
Separate account assets		1,779,226	1,657,639
Advance payments		288,238	255,430
Unamortized deferred acquisition cost		1,133,923	1,098,230
Other		103,688	112,927
Present value discount		(106,321)	(99,403)
Allowances for impairment		(122,380)	(119,840)

	(Won)	13,501,558	10,887,878

19.	Leases

(a)	Finance lease receivables of the Group as lessor as of March 31, 2012 and December 31, 2011 were as follows:

	2012
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	(Won)	701,187	74,345	614,844	11,998
1 ~ 5 years		1,018,354	99,599	918,755	—
Later than 5 years		76,129	5,861	70,268	—

	(Won)	1,795,670	179,805	1,603,867	11,998

	2011
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	(Won)	784,923	86,082	686,907	11,933
1 ~ 5 years		970,068	91,958	878,109	—
Later than 5 years		67,905	5,370	62,535	—

	(Won)	1,822,896	183,410	1,627,551	11,933

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

19.	Leases (continued)

(b)	The scheduled maturities of minimum lease payments of the Group as lessor as of March 31, 2012 are as follows:

i)	Finance leases

	2012
	Minimum lease payment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	(Won)	689,189	74,345	614,844
1 ~ 5 years		1,018,354	99,599	918,755
Later than 5 years		76,129	5,861	70,268

	(Won)	1,783,672	179,805	1,603,867

ii)	Operating leases

	2012
	Minimum lease payment
Not later than 1 year	(Won)	4,049
1 ~ 5 years		7,555

	(Won)	11,604

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

20.	Pledged assets

(a)	Assets pledged as collateral as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Loans	(Won)	144,272	154,425
Securities
Trading assets		5,243,649	3,644,128
Available-for-sale financial assets		1,321,588	1,953,753
Held-to-maturity financial assets		5,417,663	5,541,627
Financial assets designated at fair value through profit or loss		227,002	263,578

		12,209,902	11,403,086

Real estate		108,775	108,928

	(Won)	12,462,949	11,666,439

(*)	The carrying amounts of assets pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of March 31, 2012 and December 31, 2011 were (Won)4,635,878 million and (Won)4,919,709 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

20.	Pledged assets (continued)

(b)	The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of March 31, 2012 and December 31, 2011 was as follows:

	2012
	Collateral held		Collateral sold or repledged
Securities	(Won)	1,081,636	—

	2011
	Collateral held		Collateral sold or repledged
Securities	(Won)	781,902	—

21.	Deposits

Deposits as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Demand deposits	(Won)	51,059,716	49,861,856
Time deposits		108,101,381	102,902,575
Negotiable certificates of deposits		2,199,498	2,967,419
Note discount deposits		4,162,943	4,623,801
CMA (*)		1,739,141	1,614,377
Others		985,693	1,045,704

	(Won)	168,248,372	163,015,732

(*)	CMA: Cash management account deposits

22.	Trading liabilities

Trading liabilities as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Securities sold	(Won)	488,518	290,331
Gold deposits		467,890	414,087

	(Won)	956,408	704,418

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

23.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Equity-linked securities sold	(Won)	3,493,472	2,927,046
Derivatives-combined securities sold		422,521	371,363

	(Won)	3,915,993	3,298,409

24.	Borrowings

(a)	Borrowings as of March 31, 2012 and December 31, 2011 were as follows:

	2012
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.50%	(Won)	788,305
Others	0.00%~6.60%		5,215,846

			6,004,151

Borrowings in foreign currency
Overdraft due to banks	1.60%~2.98%		700,325
Borrowings from banks	0.25%~4.84%		3,439,570
Others	0.50%~2.16%		3,248,243

			7,388,138

Call money	0.15%~4.83%		1,497,022
Bill sold	1.70%~4.05%		77,487
Bonds sold under repurchase agreements	0.02%~8.50%		4,948,062
Due to Bank of Korea in foreign currency	0.10%		216,035
Present value discounts			(3,174)

		(Won)	20,127,721

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

24.	Borrowings (continued)

	2011
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.50%	(Won)	796,164
Others	0.00%~6.78%		5,423,558

			6,219,722

Borrowings in foreign currency
Overdraft due to banks	0.89%~2.98%		1,021,187
Borrowings from banks	0.60%~9.26%		3,958,648
Others	0.70%~5.90%		3,299,947

			8,279,782

Call money	0.14%~3.55%		1,309,137
Bill sold	1.70%~6.08%		105,697
Bonds sold under repurchase agreements	0.10%~8.90%		3,890,665
Due to Bank of Korea in foreign currency	0.10%		232,372
Present value discounts			(4,129)

		(Won)	20,033,246

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

25.	Debt securities issued

Debt securities issued as of March 31, 2012 and December 31, 2011 were as follows:

	2012
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00%~11.95%	(Won)	29,091,625
Subordinated debt securities issued	4.25%~14.45%		4,460,235
Loss on fair value hedges			38,344
Discount			(62,058)

			33,528,146

Debt securities issued in foreign currency
Debt securities issued	1.05%~8.13%		6,934,428
Loss on fair value hedges			103,623
Discount			(26,431)

			7,011,620

		(Won)	40,539,766

	2011
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00%~11.95%	(Won)	29,661,054
Subordinated debt securities issued	4.25%~14.45%		3,983,785
Loss on fair value hedges			87,656
Discount			(58,320)

			33,674,175

Debt securities issued in foreign currency
Debt securities issued	1.05%~8.13%		5,983,933
Loss on fair value hedges			100,717
Discount			(21,867)

			6,062,783

		(Won)	39,736,958

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

26.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Present value of defined benefit obligation	(Won)	893,113	877,037
Fair value of plan assets		(616,101)	(602,376)

Recognized liabilities for defined benefit obligation	(Won)	277,012	274,661

(b)	Changes in the present value of defined benefit obligation for the three months ended March 31, 2012 and for the year ended December 31, 2011 were as follows:

	2012		2011
Beginning balance	(Won)	877,037	618,911
Current service cost		32,144	102,252
Interest expense		11,247	37,680
Actuarial losses (gains)		(12)	140,811
Foreign exchange adjustments		1,164	64
Benefit paid		(28,467)	(22,681)

Ending balance	(Won)	893,113	877,037

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

26.	Employee benefits (continued)

(c)	Changes in the fair value of plan assets for the three months ended March 31, 2012 and for the year ended December 31, 2011 were as follows:

	2012		2011
Beginning balance	(Won)	(602,376)	(448,859)
Expected return on plan assets		(6,551)	(20,640)
Actuarial losses(gains)		(38)	131
Contributions paid into the plan		(9,130)	(151,142)
Benefit paid by the plan		1,994	18,134

Ending balance	(Won)	(616,101)	(602,376)

(*)	Plan assets as of March 31, 2012 and December 31, 2011 comprise of due from bank, etc.

(d)	Expense recognized in profit or loss for the three months ended March 31, 2012 and for the year ended December 31, 2011 were as follows:

	2012		2011
Current service costs	(Won)	32,144	24,889
Interest expense		11,247	9,429
Expected return on plan assets		(6,551)	(4,578)
Actuarial gains (losses)		(50)	(67)

	(Won)	36,790	29,673

(e)	Actuarial assumptions as of March 31, 2012 were as follows:

2012
	Assumptions	Descriptions
Discount rate	5.02% ~ 5.37%	AA Corporate bond yields
Expected return on plan assets	3.26% ~ 4.38%	Weighted average yield for the past
Future salary increasing rate	2.00% ~ 4.06% + Upgrade rate	Average for 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

27.	Provisions

(a)	Provisions as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Asset retirement obligation	(Won)	36,511	35,727
Expected loss related to litigation		212,088	215,808
Unused credit commitments		434,172	444,770
Bonus card points program		24,795	24,439
Financial guarantee contracts issued		101,521	85,778
Others		48,947	63,070

	(Won)	858,034	869,592

(b)	Changes in provisions for the three months ended March 31, 2012 and for the year ended December 31, 2011 were as follows:

	2012
	Asset retirement		Litigation	Unused credit	Card point (**)	Guarantee	Other	Total
Beginning balance	(Won)	35,727	215,808	444,770	24,439	85,778	63,070	869,592
Provision (reversal)		198	(1,972)	(9,936)	7,200	11,949	(7,675)	(236)
Provision used		56	(1,748)	—	(6,844)	—	(6,548)	(15,084)
Foreign exchange translation		—	—	(690)	—	(479)	—	(1,169)
Others (*)		530	—	28	—	4,273	100	4,931

Ending balance	(Won)	36,511	212,088	434,172	24,795	101,521	48,947	858,034

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

	2011
	Asset retirement		Litigation	Unused credit	Card point (**)	Guarantee	Other	Total
Beginning balance	(Won)	33,693	101,132	462,477	25,203	170,983	65,870	859,358
Provision (reversal)		297	124,551	(18,570)	17,265	(70,860)	(1,407)	51,276
Provision used		(526)	(9,875)	—	(18,029)	—	(4,751)	(33,181)
Foreign exchange translation		—	—	863	—	1,227	—	2,090
Others (*)		2,263	—	—	—	(15,572)	3,358	(9,951)

Ending balance	(Won)	35,727	215,808	444,770	24,439	85,778	63,070	869,592

(*)	Other changes were due to the amounts discounted to present value and effect of discount rate change, etc.
(**)	Provisions for card point were classified as fees and commission expense

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

27.	Provisions (continued)

(c)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(d)	Allowance for guarantees and acceptances as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Guarantees and acceptances outstanding	(Won)	9,506,774	10,174,850
Contingent guarantees and acceptances		6,007,473	6,882,438
ABS and ABCP purchase commitments		1,815,885	1,605,269
Endorsed bill		8,914	9,748

	(Won)	17,339,046	18,672,305

Allowance for loss on guarantees and acceptances	(Won)	101,521	85,778
Ratio		0.59%	0.46%

28.	Liability under insurance contracts

(a)	Insurance liabilities as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Policy reserve	(Won)	11,421,096	10,861,243
Policyholder’s equity adjustment		1,996	6,011

	(Won)	11,423,092	10,867,254

(b)	Policy reserve of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Insurance policy reserve
Interest rate linked	(Won)	6,495,985	6,055,822
Fixed interest rate		4,587,243	4,486,193

		11,083,228	10,542,015

Investment contract including discretionary participation feature
Interest rate linked		337,868	319,228

	(Won)	11,421,096	10,861,243

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

28.	Liability under insurance contracts (continued)

(c)	The details of policy reserves as of March 31, 2012 and December 31, 2011 were as follows:

	2012
	Individual insurance
	Pure endowment		Death	Endowment	Subtotal
Premium reserve	(Won)	2,505,043	5,214,508	3,005,735	10,725,286
Guarantee reserve		8,476	3,458	192	12,126
Unearned premium reserve		8	742	1	751
Reserve for outstanding claims		45,916	451,698	64,423	562,037
Interest rate difference guarantee reserve		2,625	267	21	2,913
Mortality gains reserve		8,233	8,467	419	17,119
Interest gains reserve		9,103	375	30	9,508
Long term duration dividend reserve		76	17	2	95
Reserve for policyholder’s profit dividend		2,968	—	—	2,968
Reserve for making up dividend insurance loss		1,234	—	—	1,234

	(Won)	2,583,682	5,679,532	3,070,823	11,334,037

	Group insurance
	Pure protection		Savings	Subtotal	Total
Premium reserve	(Won)	49,025	468	49,493	10,774,779
Guarantee reserve		—	—	—	12,126
Unearned premium reserve		3,085	—	3,085	3,836
Reserve for outstanding claims		34,476	—	34,476	596,513
Interest rate difference guarantee reserve		—	—	—	2,913
Mortality gains reserve		5	—	5	17,124
Interest gains reserve		—	—	—	9,508
Long term duration dividend reserve		—	—	—	95
Reserve for policyholder’s profit dividend		—	—	—	2,968
Reserve for making up dividend insurance loss		—	—	—	1,234

	(Won)	86,591	468	87,059	11,421,096

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

28.	Liability under insurance contracts (continued)

	2011
	Individual insurance
	Pure endowment		Death	Endowment	Subtotal
Premium reserve	(Won)	2,411,566	5,065,110	2,715,919	10,192,595
Guarantee reserve		7,857	2,664	186	10,707
Unearned premium reserve		6	750	1	757
Reserve for outstanding claims		43,705	432,549	60,705	536,959
Interest rate difference guarantee reserve		2,650	275	22	2,947
Mortality gains reserve		8,318	8,741	444	17,503
Interest gains reserve		5,024	385	31	5,440
Long term duration dividend reserve		77	17	2	96
Reserve for compensation for losses on dividend-paying insurance contracts		7,053	—	—	7,053

	(Won)	2,486,256	5,510,491	2,777,310	10,774,057

	Group insurance
	Pure protection		Savings	Subtotal	Total
Premium reserve	(Won)	50,559	465	51,024	10,243,619
Guarantee reserve		—	—	—	10,707
Unearned premium reserve		798	—	798	1,555
Reserve for outstanding claims		35,360	—	35,360	572,319
Interest rate difference guarantee reserve		—	—	—	2,947
Mortality gains reserve		4	—	4	17,507
Interest gains reserve		—	—	—	5,440
Long term duration dividend reserve		—	—	—	96
Reserve for compensation for losses on dividend-paying insurance contracts		—	—	—	7,053

	(Won)	86,721	465	87,186	10,861,243

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

28.	Liability under insurance contracts (continued)

(d)	Reinsurance credit risk as of March 31, 2012 and December 31, 2011 were as follows:

	2012
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	(Won)	133	394
A- to A+		777	1,218

	(Won)	910	1,612

	2011
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	(Won)	295	—
A- to A+		1,094	—

	(Won)	1,389	—

(e)	Income or expenses on insurance for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Insurance income
Premium income	(Won)	1,012,647	966,070
Reinsurance income		2,691	4,495
Separate account income		2,908	4,789

		1,018,246	975,354

Insurance expenses
Claims paid		361,925	345,208
Reinsurance premium expenses		2,165	3,790
Provision for policy reserves		560,332	541,735
Separate account expenses		2,908	4,789
Discount charge		119	80
Acquisition costs		164,763	159,306
Collection expenses		3,362	3,154
Deferred acquisition costs		(153,746)	(146,734)
Amortization of deferred acquisition costs		118,053	94,853

		1,059,881	1,006,181

Net loss on insurance	(Won)	(41,635)	(30,827)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

28.	Liability under insurance contracts (continued)

(f)	Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve as of December 31, 2011 and 2010. The premium reserve was tested based on net premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

The measurement assumptions used as of March 31, 2012 and December 31, 2011 were as follows:

	2012	2011	Measurement basis
Discount rate	4.69% ~ 5.48%	4.96% ~ 5.41%	Future rate of return on invested asset based on the rate scenario suggested by FSS.

Mortality rate	15% ~ 160%	15% ~ 160%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years.

Operating expense rate	Acquisition cost - The first time : 90.0% ~ 394.0% - From the second time : 0% ~ 90.0% Maintenance expense (each case): 1,691won ~ 8,856won Collection expenses (on gross premium):0.01% ~ 1.14%	Acquisition cost - The first time : 90.0% ~ 378.7% - From the second time : 0%~90% Maintenance expense (each case): 1,170won ~ 8,589won Collection expenses (on gross premium):0.11% ~ 1.71%	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year

Surrender ratio	1.4% ~ 46.3%	0.3% ~ 46.1%	Surrender ratio by classes of sales channel, product and transition period of last 5 years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

28.	Liability under insurance contracts (continued)

The result of liability adequacy test as of March 31, 2012 and December 31, 2011 were as follows:

	2012
	Provisions for test		LAT base	Premium loss(surplus)
Participating
Fixed interest	(Won)	584,566	740,489	155,923
Variable interest		483,985	464,575	(19,410)

		1,068,551	1,205,064	136,513

Non- Participating
Fixed interest		3,097,139	2,474,500	(622,639)
Variable interest		6,579,371	5,478,979	(1,100,392)

		9,676,510	7,953,479	(1,723,031)

Option and Guarantee		12,126	67,255	55,129

	(Won)	10,757,187	9,225,798	(1,531,389)

	2011
	Provisions for test		LAT base	Premium loss(surplus)
Participating
Fixed interest	(Won)	576,604	694,219	117,615
Variable interest		590,919	561,188	(29,731)

		1,167,523	1,255,407	87,884

Non- Participating
Fixed interest		2,829,997	2,225,492	(604,505)
Variable interest		5,203,899	3,972,820	(1,231,079)

		8,033,896	6,198,312	(1,835,584)

Option and Guarantee		12,788	63,145	50,357

	(Won)	9,214,207	7,516,864	(1,697,343)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

Sensitivity analysis as of March 31, 2012 and December 31, 2011 were as follows:

	LAT fluctuation
	2012		2011
Discount rate increased by 0.5%	(Won)	(661,182)	(534,215)
Discount rate decreased by 0.5%		733,319	593,771
Operating expense increased by 10%		180,711	154,445
Mortality rate increased by 10%		382,932	309,112
Mortality rate increased by 5%		191,466	154,556
Surrender ratio increased by 10%	(Won)	115,088	110,635

29.	Other liabilities

Other liabilities as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Accounts payable	(Won)	4,998,219	7,537,921
Accrued expenses		2,938,782	3,403,326
Dividend payable		607,561	25,987
Advance receipts		86,191	86,651
Unearned income		302,906	335,845
Withholding value-added tax and other taxes		287,978	261,811
Security deposits received		653,402	720,594
Foreign exchange remittances pending		217,774	202,365
Domestic exchange remittances pending		3,878,246	2,129,833
Borrowing from trust account		1,537,729	1,474,568
Due to agencies		414,111	394,206
Deposits for subscription		39,945	45,444
Other		3,964,164	3,253,185
Present value discount account		(28,507)	(29,568)

	(Won)	19,898,501	19,842,168

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

30.	Equity

(a)	Equity as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Capital stock:	(Won)
Common stock		2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		238,582	238,582

Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,080	392,080

		9,886,849	9,886,849

Capital adjustments		(392,844)	(392,654)

Accumulated other comprehensive income, net of tax:
Valuation gain(loss) on available-for-sale financial assets		1,270,963	1,208,744
Equity in other comprehensive income of associates		1,718	1,404
Foreign currency translation adjustments for foreign operations		(15,753)	(1,841)
Net loss from cash flow hedges		(9,625)	(20,501)
Other comprehensive income of separate account		489	1,142

		1,247,792	1,188,948

Retained earnings		11,023,038	10,829,723
Non-controlling interest		2,466,133	2,462,304

	(Won)	27,114,603	26,858,805

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

30.	Equity (continued)

(b)	Capital stock

i)	Capital stock of the Group as of March 31, 2012 and December 31, 2011 was as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	(Won)	5,000
Number of issued common stocks outstanding		474,199,587
Number of issued preferred stocks outstanding
- As of March 31, 2012		11,100,000
- As of December 31, 2011		54,811,000

ii)	Preferred stocks issued by the Group as of March 31, 2012 were as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 12 (*2)	11,100,000	5.58%	April 21, 2016 -April 21, 2031

(*1)	Based on initial issuance price
(*2)	The Group maintains the right to redeem and Series 12 redeemable preferred stock in part or in its entirety within the redeemable year. If the preferred shares are not redeemed by the end of the redeemable year, those rights will lapse.

(c)	Hybrid bond

Hybrid bond classified as other equity as of March 31, 2012 and December 31, 2011 was as follows:

			Amount
	Issue date	Maturity date	2012	2011	Interest rate (%)
Hybrid bond (Won)	October 24, 2011	October 24, 2041	238,582	238,582	5.8

Hybrid bond could be redeemed early by the Group from 2017 or 5 years after issue date and the maturity could be extended at maturity date on the same terms. In addition, interests are not paid when there are no dividends on common stockholders.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

30.	Equity (continued)

(d)	Accumulated other comprehensive income

i)	Changes in accumulated other comprehensive income for the three months ended March 31, 2012 and for the year ended December 31, 2011 were as follows:

	2012
	Valuation gain(loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Total
Beginning balance	(Won)	1,208,744	1,404	(1,841)	(20,501)	1,142	1,188,948
Fair value evaluation		233,373	353	—	—	(862)	232,864
Reclassification		(148,150)	(514)	—	24,284	—	(124,380)
Hedging		(218)	—	24,242	(9,936)	—	14,088
Effects from exchange rate fluctuations		(1,344)	—	(37,946)	—	—	(39,290)
Deferred income taxes		(21,754)	475	(242)	(3,472)	209	(24,784)
Non-controlling interest		312	—	34	—	—	346

Ending balance	(Won)	1,270,963	1,718	(15,753)	(9,625)	489	1,247,792

	2011
	Valuation gain(loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Total
Beginning balance	(Won)	1,668,944	(1,313)	(17,927)	(21,930)	1,721	1,629,495
Fair value evaluation		424,365	3,172	—	—	(681)	426,856
Reclassification		(956,829)	—	—	(37,345)	—	(994,174)
Hedging		(8,318)	—	(4,790)	38,569	—	25,461
Effects from exchange rate fluctuations		17	—	16,201	—	—	16,218
Deferred income taxes		80,329	(455)	4,709	205	102	84,890
Non-controlling interest		236	—	(34)	—	—	202

Ending balance	(Won)	1,208,744	1,404	(1,841)	(20,501)	1,142	1,188,948

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

30.	Equity (continued)

(e)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss.

i)	Consolidated regulatory reserve for loan loss as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Equity holders of Shinhan Financial Group Co., Ltd.	(Won)	2,031,668	1,971,903
Non-controlling interests		5,053	4,522

	(Won)	2,036,721	1,976,425

ii)	Net income and earnings per share after adjusted for regulatory reserve for loan loss interest for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Income for the period	(Won)	826,265	924,320
Provision for regulatory reserve for loan loss		(59,764)	(56,814)

Income adjusted for regulatory reserve	(Won)	766,500	867,506

Basic earnings per share adjusted for regulatory reserve in won	(Won)	1,545	1,710
Diluted earnings per share adjusted for regulatory reserve in won	(Won)	1,545	1,672

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

30.	Equity (continued)

(f)	Dividends for the three months ended March 31, 2012 were declared to be paid by the Controlling Company.

	2012
Common stock ((Won)750 won per share)	(Won)	355,650
Preferred stock		273,858

	(Won)	629,508

31.	Net interest income

Net interest income for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Interest income
Cash and due from banks	(Won)	80,766	56,667
Trading assets		96,919	81,980
Financial assets designated at fair value through profit or loss		4,670	5,040
Available-for-sale financial assets		296,586	233,569
Held-to-maturity financial assets		151,024	163,313
Loans		2,858,104	2,662,483
Others		39,535	40,765

		3,527,604	3,243,817

Interest expense
Deposits		1,145,873	948,279
Borrowings		137,623	96,458
Debt securities issued		460,499	464,819
Others		20,568	20,207

		1,764,563	1,529,763

Net interest income	(Won)	1,763,041	1,714,054

Accrued interest recognized on impaired financial assets for three months March 31, 2012 and 2011 were (Won)21,870 and (Won)21,623, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

32.	Net fees and commission income

Net fees and commission income for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Fees and commission income
Credit placement fees	(Won)	10,633	12,640
Commission received as electronic charge receipt		33,438	35,640
Brokerage fees		105,936	130,059
Commission received as agency		38,575	26,985
Investment banking fees		12,230	15,863
Commission received in foreign exchange activities		38,191	40,698
Asset management fees		16,812	16,068
Credit card fees		494,424	477,543
Others		125,355	100,488

		875,594	855,984

Fees and commission expense
Credit-related fee		7,801	4,327
Credit card fees		398,874	337,593
Others		65,802	69,108

		472,477	411,028

Net fees and commission income	(Won)	403,117	444,956

33.	Dividend income

Dividend income for the three months ended March 31, 2012 and, 2011 were as follows:

	2012		2011
Trading assets	(Won)	1,415	2,131
Available-for-sale financial assets		79,201	121,667

	(Won)	80,616	123,798

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

34.	Net trading income

Net trading income (loss) for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Trading assets
Losses on valuation of debt securities	(Won)	(852)	(5,681)
Losses on sales of debt securities		(6,595)	(11,871)
Gains on valuation of equity securities		11,155	5,587
Gains on sales of equity securities		14,710	12,575
Gains on valuation of other trading assets		20,200	2,484

		38,618	3,094

Trading liabilities
Gains on valuation of securities sold		377	859
Losses on dispositions of securities sold		(2,007)	(4,336)
Losses on valuation of other trading liabilities		(24,164)	(1,587)
Gains on dispositions of other trading liabilities		814	782

		(24,980)	(4,282)

Derivatives
Gains (losses) on valuation of derivatives		251,513	(48,308)
Losses on derivative transactions		(2,909)	(30,427)

		248,604	(78,735)

	(Won)	262,242	(79,923)

35.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Assets
Cash and due from banks
Gain on valuation	(Won)	8,574	8,320
Debt securities
Gain (loss) on valuation		16,275	(8,187)
Gain on sale and redemption		3,554	8,525

		19,829	338

Equity securities
Dividend income		352	563
Gain (loss) on valuation		3,383	(14,324)
Gain on sale		6,386	4,559

		10,121	(9,202)

Liabilities
Borrowings
Gain (loss) on valuation		(197,857)	7,980
Losses on disposal and redemption		(47,581)	(45,647)

		(245,438)	(37,667)

	(Won)	(206,914)	(38,211)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

36.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Impairment loss
Loans	(Won)	248,972	205,893
Available-for-sale financial assets		36,694	7,270
Other		16,207	14,928
Investments in associates		—	4,351

		301,873	232,442

Reversal of impairment loss
Available-for-sale financial assets		—	443

	(Won)	301,873	231,999

37.	General and administrative expenses

General and administrative expenses for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Employee benefits
Salaries	(Won)	434,215	359,075
Severance benefits
Defined contribution		3,999	5,064
Defined benefit		36,790	29,673

		40,789	34,737

Termination benefits		—	3,039

		475,004	396,851
Other employee benefits		130,460	137,156
Rent		81,941	70,571
Entertainment		8,633	8,430
Depreciation		49,057	53,128
Amortization		21,789	17,481
Taxes and dues		33,114	31,506
Advertising		32,635	41,093
Research		3,151	2,825
Others		141,703	144,887

	(Won)	977,487	903,928

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won, except per share data)

38.	Share-based payments

(a)	Stock options granted as of March 31, 2012 are as follows:

	4th grant (*2)		5th grant		6th grant		7th grant
Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won	(Won)	28,006	(Won)	38,829	(Won)	54,560	(Won)	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Contractual exercise year		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date

Changes in number of shares granted:
Balance at December 31,2011		666,892		2,035,136		1,025,856		619,778
Exercised or canceled		(564,503)		(14,030)		—		—

Balance at March 31, 2012		102,389		2,021,106		1,025,856		619,778

Assumptions used to determine the fair value of options:
Risk-free interest rate		—		3.41%		3.41%		3.43%
Expected exercise year		—		6 months		1 year		1 year 6 months
Expected stock price volatility		—		31.99%		32.90%		30.18%
Expected dividend yield		—		1.82%		1.82%		1.61%
Weighted average fair value per share	(Won)	15,744	(Won)	6,773	(Won)	2,482	(Won)	4,739

(*1)	The equity instruments granted are wholly vested as of March 31, 2012. The weighted average share price for 3,769,129 stock options outstanding at March 31, 2012 is (Won)44,498.
(*2)	As of March 31, 2012, the remaining stock options cannot be exercised due to the lawsuit.

(b)	Performance shares granted as of March 31, 2012 were as follows:

	Content
Type		Cash-settled share-based payment
Performance conditions		Increase rate of stock price and achievement of target ROE
Number of shares estimated at March 31, 2012		488,455
Fair value per share in won	(Won)	43,750

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won, except per share data)

38.	Share-based payments (continued)

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. The fair value of cash payment is estimated using the closing share price at the end of reporting year.

(c)	Share-based compensation costs for the three months ended March 31, 2012 and 2011 were as follows:

	2012
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted :
4th	(Won)	474	2,272	2,746
5th		506	2,842	3,348
6th		107	753	860
7th		141	743	884
Performance share		505	3,498	4,003

	(Won)	1,733	10,108	11,841

	2011
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted :
4th	(Won)	(1,018)	(3,836)	(4,854)
5th		(1,455)	(6,258)	(7,713)
6th (*)		(674)	(1,975)	(2,649)
7th (*)		(1,086)	(2,921)	(4,007)
Performance share(*)		(492)	1,029	537

	(Won)	(4,725)	(13,961)	(18,686)

(*)	Includes (Won)1,474 million of reversal of share-based compensation costs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won, except per share data)

38.	Share-based payments (continued)

(d)	Accrued expenses and the intrinsic value as of March 31, 2012 and December 31, 2011 were as follows:

	2012
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted :
4th	(Won)	141	1,471	1,612
5th		2,069	11,620	13,689
6th		316	2,230	2,546
7th		467	2,470	2,937
Performance share		2,419	18,951	21,370

	(Won)	5,412	36,742	42,154

The intrinsic value of share-based payments is (Won)32,928 million based on the quoted market price (Won)43,750 per share for stock options and performance share.

	2011
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted :
4th	(Won)	1,299	6,565	7,864
5th		1,562	8,847	10,409
6th		209	1,478	1,687
7th		327	1,726	2,053
Performance share		1,914	15,453	17,367

	(Won)	5,311	34,069	39,380

The intrinsic value of share-based payments is (Won)27,073 million based on the quoted market price (Won)39,750 per share for stock options and performance share.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

39.	Net other operating expenses

Other operating income and other operating expense for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Other operating income
Gain on sale of assets:
Loans	(Won)	1,481	16,564
Property and equipment		59	65
Investment property		—	5
Non-current assets held-for-sale		—	2
Others		58	—

		1,598	16,636

Others:
Gain on hedge activity		94,222	129,939
Reversal of allowance for acceptances and guarantee		—	28,874
Gain on other allowance		20,003	14,494
Gain on trust account		448	404
Rental income on investment property		6,805	6,382
Others		126,890	57,780

		248,368	237,873

		249,966	254,509

Other operating expense
Loss on sale of assets:
Loans		(7)	(850)
Property and equipment		(232)	(725)
Non-current assets held-for-sale		—	(415)
Others		(6)	—

		(245)	(1,990)

Others:
Loss on hedge activity		(125,767)	(183,027)
Loss on allowance for acceptances and guarantee		(11,949)	—
Contribution to fund		(62,724)	(57,593)
Donations		(12,912)	(14,606)
Depreciation of investment properties		(2,276)	(2,212)
Impairment loss on Intangible asset		(49)	—
Others		(110,657)	(126,957)

		(326,334)	(384,395)

		(326,579)	386,385

Net other operating expenses	(Won)	(76,613)	(131,876)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won, except per share data)

40.	Income tax expense

Income tax expense for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Current income tax expense	(Won)	289,715	328,202
Origination and reversal of temporary differences		12,839	6,333
Income tax recognized in other comprehensive income		(24,784)	(28,049)

Income tax expense	(Won)	277,770	301,692

Effective tax rate		24.23%	23.75%

41.	Earnings per share

(a)	Basic earnings per share

Basic earnings per share for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Net income for the three months	(Won)	826,265	924,320
Less: dividends on preferred stock and hybrid bond		(34,046)	(56,857)

Net income available for common stock		792,219	867,463
Weighted average number of common shares outstanding		474,199,587	474,199,587

Earnings per share in won	(Won)	1,671	1,829

(b)	Diluted earnings per share

Diluted earnings per share due to dilutive effect for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Net income available for common stock	(Won)	792,219	867,463
Add: dividends on redeemable convertible preferred stock		—	6,819

Diluted net earnings		792,219	874,282

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares(*)		474,199,587	488,920,587

Diluted earnings per share in won	(Won)	1,671	1,788

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won, except per share data)

41.	Earnings per share (continued)

(*)	Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares for the three months ended March 31, 2012 and 2011 were as follows:

	2012	2011
Weighted average number of common shares	474,199,587	474,199,587
Effect of conversion of convertible redeemable preferred stock	—	14,721,000

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares	474,199,587	488,920,587

42.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Guarantees
Guarantee outstanding	(Won)	9,506,774	10,174,850
Contingent guarantees		6,007,473	6,882,438

		15,514,247	17,057,288

Commitments to extend credit
Loan commitments in won		48,839,857	46,447,266
Loan commitments in foreign currency		19,753,626	19,374,617
ABS and ABCP Commitments		1,815,885	1,605,269
Others		1,342,179	1,232,896

		71,751,547	68,660,048

Endorsed bills
Secured endorsed bills		8,914	9,748
Unsecured endorsed bills		9,269,345	8,773,124

		9,278,259	8,782,872

Loans sold with recourse		2,099	2,099

	(Won)	96,546,152	94,502,307

(b)	Guaranteed principal money trust

As of March 31, 2012 and December 31, 2011, the Group guaranteed the return of the principal amount invested under management in the amount of (Won)3,324,911 and (Won)3,404,468 million, respectively. Additional losses may be recorded based on future performance of these guaranteed principal money trust accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

42.	Commitments and contingencies (continued)

(c)	Legal contingencies

As of March 31, 2012, the Group was involved in 286 pending lawsuits as a defendant (total claim amount: (Won)731,083 million) and recorded a provision of (Won)212,088 million and reserve of (Won)1,344 million with respect to these lawsuits, in other liabilities.

43.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Cash and due from banks	(Won)	18,014,415	14,763,099
Due from financial institutions with a maturity over three months from date of acquisition		(4,832,059)	(10,452,323)
Restricted due from banks		(8,535,082)	(341,434)

	(Won)	4,647,274	3,969,342

(b)	Significant non-cash activities for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Decrease in loans through write-offs	(Won)	(153,603)	(211,431)
Increase in available-for-sale financial assets from debt-equity swap		21,548	10,732

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

44.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of March 31, 2012 and December 31, 2011 were as follows:

Related party	Account	2012		2011
Investments in associates
Aju Capital co., Ltd	Loans and receivables	(Won)	—	50,000
	Allowances		—	254
	Provisions		—	11
UAMCO., Ltd	Loans and receivables		—	38,723
	Allowances		—	52
Pohang TechnoPark2PFV	Loans and receivables		658	658
	Allowances		3	3
	Provisions		—	286
Shinhan Corporate Restructuring Fund 5th	Account Receivable		27	27
Key management personnel and their immediate relatives
Loans and receivables			2,383	2,056

		(Won)	3,071	92,070

(b)	Significant transactions with the related parties for the three months ended March 31, 2012 and 2011 were as follows:

Related party	Account	2012		2011
Investments in associates
Aju Capital co., Ltd	Net other operating income	(Won)	11	675
	Reversal of credit losses		254	558
UAMCO., Ltd	Reversal of credit losses		52	29
Pohang TechnoPark2PFV	Net other operating income		286	—
Key management personnel and their immediate relatives
Interest income			38	34

		(Won)	641	1,296

(c)	Key management personnel compensation for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Short-term employee benefits	(Won)	9,191	12,341
Severance benefits		208	373
Share-based payment transactions		1,353	(3,100)

	(Won)	10,752	9,614

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

45.	Investment in subsidiaries

(a)	Condensed financial information for the Group’s subsidiaries.

i)	Condensed financial position for the Group’s subsidiaries as of March 31, 2012 and December 31, 2011 are as follows:

	2012				2011
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan financial group (Separate)	(Won)	27,969,008	8,529,327	19,439,681	30,844,250	11,413,443	19,430,807
Shinhan Bank		234,240,391	214,744,600	19,495,791	228,907,784	209,617,964	19,289,820
Shinhan Card Co., Ltd.		21,240,434	16,064,923	5,175,511	22,356,885	17,126,623	5,230,262
Shinhan Investment Corp.		14,184,167	12,030,375	2,153,792	12,166,106	10,046,342	2,119,764
Shinhan Life Insurance Co., Ltd		14,682,045	13,446,897	1,235,148	13,976,735	12,788,663	1,188,072
Shinhan Capital Co., Ltd.		3,485,125	2,998,161	486,964	3,518,266	3,037,927	480,339
Jeju Bank		3,099,240	2,844,380	254,860	3,168,168	2,920,296	247,872
Shinhan Credit Information Co., Ltd.		18,907	5,876	13,031	19,495	5,993	13,502
Shinhan Private Equity Investment management		457,398	449,849	7,549	343,231	334,599	8,632
Shinhan BNP Paribas AMC		175,044	20,386	154,658	170,665	24,369	146,296
SHC Management Co., Ltd.		8,660	410	8,250	8,620	355	8,265
Shinhan Data system		15,501	8,252	7,249	15,540	8,804	6,736
Shinhan Savings Bank Co., Ltd		1,304,825	1,190,263	114,562	3,992	79	3,913

	(Won)	320,880,745	272,333,699	48,547,046	315,499,737	267,325,457	48,174,280

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

45.	Investment in subsidiaries (continued)

ii)	Condensed comprehensive income statement for the three months ended March 31, 2012 and 2011 are as follows:

	2012				2011
	Operating income		Net income	Total comprehensive income	Operating income	Net income	Total comprehensive income
Shinhan financial group(separate))	(Won)	641,047	641,823	641,823	1,054,876	1,049,656	1,050,643
Shinhan Bank		835,824	658,667	634,564	818,503	647,128	669,823
Shinhan Card Co., Ltd.		244,527	186,478	245,461	315,398	249,361	292,882
Shinhan Investment Corp.		31,826	23,724	34,135	38,938	25,676	37,283
Shinhan Life Insurance Co., Ltd		84,525	65,951	47,129	84,418	65,409	46,068
Shinhan Capital Co., Ltd.		10,017	8,178	11,682	17,541	10,452	1,036
Jeju Bank		10,178	7,741	7,022	8,760	6,565	4,983
Shinhan Credit Information Co., Ltd.		(469)	(455)	(455)	447	348	348
Shinhan Private Equity Investment management		(1,269)	184	184	(945)	(615)	(615)
Shinhan BNP Paribas AMC		11,463	8,616	8,361	13,187	10,014	9,935
SHC Management Co., Ltd.		(15)	(15)	(15)	55	47	47
Shinhan Data system		648	513	513	(21)	(34)	(34)
Shinhan Savings Bank Co., Ltd.		(5,996)	(6,062)	(5,160)	—	—	—

	(Won)	1,862,306	1,595,343	1,625,244	2,351,157	2,064,007	2,112,399

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

(b)	Subsidiaries newly consolidated in the Group as of December 31, 2011 were as follows :

Subsidiary	Reason
Shinhan Savings Bank Co., Ltd	The Group owns 100% of the voting power.

(*1)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.
(*2)	KOFC Shinhan Frontier Champ 2010-4 PEF was consolidated in prior period because the Group holds less than 50 percent of the voting power of the investee but has the power to participate in policy making process to obtain economic benefit from the investee as a general partner.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012 and 2011

(Unaudited)

(In millions of won)

46.	Information of trust business

(a)	Significant balances with trust business as of March 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Borrowings from trust account	(Won)	1,537,729	1,474,568

(b)	Transactions with trust business for the three months ended March 31, 2012 and 2011 were as follows:

	2012		2011
Trust management fees	(Won)	14,653	14,213
Commission income		9	12
Interest on borrowings from trust account		12,525	12,976